 Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-158215

PROSPECTUS SUPPLEMENT (To prospectus dated April 7, 2009)

Up to 390,000

 ONE LIBERTY PROPERTIES, INC.

Shares of Common Stock

 We have declared a quarterly dividend on shares of our common stock, $1.00 par value, of  $0.22 per share, payable to our stockholders of record at the close of business on September 25, 2009. This represents an aggregate dividend of approximately $2,400,000.  The dividend is expected to be paid on October 30, 2009.

 Each stockholder may elect to receive the dividend in cash or shares of our common stock, except that we will limit the aggregate amount of cash payable to 10% of the total amount (the “Cash Limitation”), or approximately $240,000, of the dividend (other than cash payable in lieu of fractional shares).  If stockholder elections would result in the payment of cash in excess of the Cash Limitation, we will allocate the cash among stockholders as described herein under “Effect of Cash Limitations,” and pay the remaining portion in shares of our common stock. We will pay cash in lieu of issuing any fractional shares, but cash paid in lieu of fractional shares will not count toward the Cash Limitation.  To the extent a stockholder receives the dividend entirely in shares of our common stock, the stockholder’s relative ownership interest in our shares will increase compared to stockholders who receive the dividend in cash or a combination of cash and shares of our common stock.  If a stockholder receives the dividend entirely in cash, the stockholder’s relative ownership interest in our shares will decrease compared to stockholders who receive the dividend in shares of our common stock or a combination of cash and shares of our common stock.  Consequently, our future earnings per share will be lower than it would be if we had not declared the dividend, as our earnings will be spread over an increased number of shares.

 Shares of our common stock are listed on the New York Stock Exchange, or the NYSE, under the symbol “OLP.”  The market value per common share for purposes of the dividend will be the average of the volume weighted trading prices of shares of our common stock on the NYSE on October 19, 20 and 21.  As a result, on the payment date, the value of the shares and/or cash delivered in the dividend may be more or less than $0.22 per share.

 This prospectus supplement relates to the issuance of shares of our common stock in the dividend.  We are offering up to 390,000 shares of our common stock, which amount has been approved for listing on the NYSE, upon notice of issuance.  The actual number of shares that will be issued in the dividend will depend on the average of the volume weighted trading prices of shares of our common stock on the NYSE on October 19, 20 and 21.  If stockholder elections would result in payment of the Cash Limitation, based on the closing price of shares of our common stock on September 24, 2009, then the number of shares issued would be approximately 250,000 shares.

 If you want to elect payment in cash or shares of our common stock, complete and sign the enclosed election form and deliver it to American Stock Transfer & Trust Company, LLC, our transfer agent, no later than 5:00 P.M., Eastern Time, on October 16, 2009.  If the transfer agent does not receive a valid election from you by that time, the dividend will be paid to you in shares of our common stock.

If you hold shares through a bank, broker or nominee, please contact such bank, broker or nominee and inform them of the election they should make on your behalf.

Before making your election, you are urged to carefully read the risk factors included in our Annual Report on Form 10-K for the year ended December 31, 2008, as amended, incorporated herein by reference thereto.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is September 28, 2009.

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this prospectus supplement, which describes the terms of the dividend and also adds to, updates or supersedes information contained in the accompanying prospectus and the documents incorporated by reference into the accompanying prospectus. The second part is the accompanying prospectus, which gives more general information, some of which may not apply to the dividend.  To the extent the information contained in this prospectus supplement differs or varies from the information contained in the accompanying prospectus or any document incorporated by reference, the information in this prospectus supplement shall control.

 In this prospectus supplement, unless otherwise stated or the context otherwise requires, the terms “OLP,” “we,” “us,” “our” and other similar terms refer to the consolidated business of One Liberty Properties, Inc. and all of its subsidiaries.  The term “you” refers to a stockholder.

 You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with information that is different from that contained or incorporated by reference in this prospectus supplement or the accompanying prospectus. The offering of shares of our common stock in the dividend may be restricted by law in certain non-U.S. jurisdictions. This prospectus supplement is not an offer to sell nor does it seek an offer to buy any shares of our common stock in any jurisdiction where the offer or sale is not permitted. Elections made by any person in such a jurisdiction may be deemed invalid.

FORWARD-LOOKING STATEMENTS

 This prospectus supplement, the accompanying prospectus and other documents we file with the Securities and Exchange Commission (the “SEC”) contain forward-looking statements that are based on current expectations, estimates, forecasts and projections about us, our future performance, the industries in which we operate, our beliefs and our management’s assumptions.  In addition, other written or oral statements that constitute forward-looking statements may be made by or on behalf of us.  Words such as “expects,” “anticipates,” “targets,” “goals,” “projects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” variations of such words and similar expressions are intended to identify such forward-looking statements.  These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict.  Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements.  Except as required under the federal securities laws and the rules and regulations of the SEC, we do not have any intention or obligation to update publicly any forward-looking statements after the distribution of this prospectus, whether as a result of new information, future events, changes in assumptions, or otherwise.

RISK FACTORS

 Before you invest in any of our securities, in addition to the other information in this prospectus supplement and the accompanying prospectus, you should carefully consider the risk factors under the heading “Risk Factors” contained in Part I, Item 1A in our most recent Annual Report on Form 10-K, as amended, and any risk factors disclosed under the heading “Risk Factors” in Part II, Item 1A in any Quarterly Report on Form 10-Q that we file after our most recent Annual Report on Form 10-K, which are incorporated by reference into this prospectus supplement and the accompanying prospectus, as the same may be updated from time to time by our future filings under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

 The risks and uncertainties we describe are not the only ones we are facing. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business or operations. Any adverse effect on our business, financial condition or operating results could result in a decline in the value of the securities and the loss of all or part of your investment.

REASON FOR THE DIVIDEND

We are taxed as a real estate investment trust, or REIT, for U.S. federal income tax purposes. In order to qualify as a REIT and avoid corporate-level income and excise taxes, we have historically distributed to our stockholders each year all of our “taxable income,” as determined for U.S. federal income tax purposes.  For the quarterly dividend historically paid by us in October of each year, we are paying a dividend in an aggregate amount of $0.22 per share or approximately $2,400,000. The cash election option for the dividend is being provided in order to assure that the dividend is treated as a qualified REIT dividend eligible for the dividends paid deduction for U.S. federal income tax purposes.

THE ELECTION

You may elect to receive the dividend in the form of cash by choosing the cash option in the accompanying election form, subject to the Cash Limitation and the ownership limitation described below.

To the extent you receive the dividend entirely in shares of our common stock, your relative ownership interest in our common stock will increase compared to stockholders that receive the dividend in cash or a combination of cash and shares of our common stock. If you receive the dividend entirely in cash, your relative ownership interest in our common stock will decrease compared to stockholders that receive the dividend in shares of our common stock or a combination of cash and shares of our common stock.  The dividend will result in an increased number of shares outstanding.  Consequently, our future earnings per share will be lower than it would be if we had not declared the dividend, as our earnings will be spread over an increased number of shares.

We will pay cash in lieu of issuing any fractional shares, but cash paid in lieu of fractional shares will not count toward the Cash Limitation.

Stockholders of Record

To elect to receive your dividend in cash, please complete and sign the accompanying election form and either fax or mail it to the transfer agent in the enclosed envelope as soon as possible.  For your election to be effective, the election form must be received by the transfer agent no later than 5:00 p.m., Eastern Time, on October 16, 2009. Your election is irrevocable. The method of delivery of the election form is at the option and risk of the stockholder making the election, and the delivery will be deemed made only when actually received by the transfer agent. In all cases, sufficient time should be allowed to ensure timely delivery. The submission of an election form with respect to the dividend will constitute the electing stockholder’s representation and warranty that such stockholder has full power and authority to make such election.

For any given share of common stock, an election with respect to the dividend may be made only by the holder of record of that share at the close of business on September 25, 2009, which is the record date for the dividend.

 Beneficial Stockholders

If your shares are held in the name of a bank, broker or other nominee, please promptly inform such bank, broker or nominee of the election they should make on your behalf.

Your election may be limited by certain cash and ownership limitations, as described below, and you may not receive cash or shares of our common stock to the extent these limitations require that a different allocation be made to you. We will pay cash in lieu of issuing any fractional shares.

If you do not (or your bank, broker or nominee does not on your behalf) timely return a properly completed election form, we will pay your dividend in shares of our common stock, subject to the ownership limitation described below.

All questions as to the validity, form, eligibility (including time of receipt) and acceptance by us of any dividend election form will be resolved by us, in our sole discretion, and our determination as to the resolution of any such questions shall be final and binding on all parties. We reserve the absolute right to reject, at our sole discretion, any and all election forms determined by us not to be in proper form, not timely received, ineligible or otherwise invalid or the acceptance of which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any defect or irregularity in the election form submitted by any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No valid election will be deemed to have been made until all defects and irregularities have been cured or waived to our satisfaction. Neither we nor the transfer agent nor any other person will be under any duty to give notification of any defects or irregularities in election forms or incur any liability for failure to give any such notification. Our interpretation of the terms and conditions of the dividend will be final and binding.

All shares of our common stock issued in the dividend will be issued only in book-entry form. On or about October 30, 2009, the transfer agent will issue and mail to each of our stockholders of record who is receiving shares of our common stock in connection with the dividend, a statement listing the number of shares of our common stock credited to such stockholder’s book-entry account and a check or direct deposit for any cash to which such stockholder is entitled (including, if applicable, cash in lieu of fractional shares) in the dividend. For each of those stockholders who hold through a bank, broker or other nominee, the shares of our common stock and cash to which such stockholder is entitled in the dividend will be delivered by the transfer agent to such stockholder’s bank, broker or other nominee. The bank, broker or other nominee will then allocate the shares and cash into such stockholder’s individual account. All cash payments to which a stockholder is entitled in the dividend will be rounded to the nearest penny.

Completed election forms should be delivered to our transfer agent, American Stock Transfer & Trust Company, LLC, no later than 5:00 P.M., Eastern Time, on October 16, 2009, in the enclosed envelope in accordance with the following delivery instructions:

By Regular Mail:	By Facsimile:
American Stock Transfer & Trust Company 6201 15th Avenue Brooklyn, NY 11219-9821 Attn: Operations Center	American Stock Transfer & Trust Company (718) 765-8722

If you are a stockholder of record and need additional information about completing the election form or other matters relating to the dividend, please contact the transfer agent, at 1-800-937-5449.

If your shares are held through a bank, broker or nominee, please contact such bank, broker or nominee if you have any questions or need additional information about the dividend or the election they may make on your behalf.

EFFECT OF CASH LIMITATION

The total amount of cash payable in the dividend is limited to 10% of the total dividend, or approximately $240,000, not including any cash payments in lieu of fractional shares.  If a sufficient number of stockholders do not return their election card, all stockholders who elect cash will receive their entire dividend in cash in accordance with their elections. However, if satisfying all stockholder elections would result in the payment of cash in excess of the Cash Limitation, then the total amount of cash will be allocated on a pro rata basis among those stockholders who elected cash. As a result, if you elected to receive the dividend in the form of cash, you would not receive the entire dividend in the form of cash. Instead, you would receive a portion in cash and the remainder in shares of our common stock, valued based on the average of the volume weighted trading prices of shares of our common stock on the NYSE on October 19, 20 and 21, 2009 (subject to the ownership limitation described below and the payment of cash in lieu of any fractional shares).

 All cash payments to which a stockholder is entitled will be rounded to the nearest penny.

EFFECT OF OWNERSHIP LIMITATION

Subject to certain exceptions and provisions specified in our Articles of Amendment and Restatement, as amended, no person or entity may own, or be deemed to own by virtue of the attribution rules of the Internal Revenue Code, more than 9.9% in total number of shares or value of the outstanding shares of any class or series of our shares of common or preferred stock.  Our board of directors may increase or decrease this limitation, provided any decrease may only be made prospectively as to subsequent holders (other than a decrease as a result of a retroactive change in the existing law that would require a decrease to retain REIT status), in which case such decrease shall be effective immediately.  Prior to any modification in ownership limit, the board of directors may require opinions of counsel, affidavits, undertakings or agreements as it deems necessary or advisable to determine or ensure our REIT status.

The ownership limitation will apply to the dividend. Therefore, if you elect to receive shares of our common stock and your receipt of shares of our common stock would cause you to exceed the ownership limitation, you will receive cash to the extent required to bring you within the ownership limitation. If you elect to receive shares of our common stock and they are issued to you in violation of the ownership limitation, all of the remedies applicable and available under the ownership limitation, under our Articles of Amendment and Restatement, as amended, or under the Internal Revenue Code will apply to those shares of our common stock.  For a more detailed description of the ownership limitation and the remedies applicable thereunder, see “Provisions of Maryland Law and of our Charter and Bylaws─Restrictions on Ownership and Transfer” in the accompanying prospectus.

FEDERAL INCOME TAX CONSIDERATIONS

 The following discussion supersedes and replaces the discussion of tax considerations contained in the accompanying prospectus under the heading “Federal Income Tax Considerations.”

 The following discussion describes certain of the material U.S. federal income tax considerations relating to our taxation as a REIT under the Internal Revenue Code (the “Code”), and the ownership and disposition of shares of our common stock.

 Because this summary is only intended to address certain of the material U.S. federal income tax considerations relating to the ownership and disposition of shares of our common stock, it may not contain all of the information that may be important to you. As you review this discussion, you should keep in mind that:

•	the tax consequences to you may vary depending on your particular tax situation;

•
you may be a person that is subject to special tax treatment or special rules under the Code (e.g., regulated investment companies, insurance companies, tax-exempt entities, financial institutions or broker-dealers, expatriates, persons subject to the alternative minimum tax and partnerships, trusts, estates or other pass through entities) that the discussion below does not address;

•	the discussion below does not address any state, local or non-U.S. tax considerations; and

•	the discussion below deals only with stockholders that hold shares of our common stock as a “capital asset,” within the meaning of Section 1221 of the Code.

 WE URGE YOU TO CONSULT WITH YOUR OWN TAX ADVISORS REGARDING THE SPECIFIC TAX CONSEQUENCES TO YOU OF ACQUIRING, OWNING AND SELLING SHARES OF OUR COMMON STOCK, INCLUDING THE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF ACQUIRING, OWNING AND SELLING SHARES OF OUR COMMON STOCK IN YOUR PARTICULAR CIRCUMSTANCES AND POTENTIAL CHANGES IN APPLICABLE LAWS.

 The information contained in this section is based on the Code, final, temporary and proposed Treasury Regulations promulgated thereunder, the legislative history of the Code, current administrative interpretations and practices of the Internal Revenue Service (the “IRS”) (including in private letter rulings and other non-binding guidance issued by the IRS), as well as court decisions all as of the date hereof. No assurance can be given that future legislation, Treasury Regulations, administrative interpretations and court decisions will not significantly change current law or adversely affect existing interpretations of current law, or that any such change would not apply retroactively to transactions or events preceding the date of the change.  We have not obtained, and do not intend to obtain, any rulings from the IRS concerning the U.S. federal income tax treatment of the matters discussed below.  Furthermore, neither the IRS nor any court is bound by any of the statements set forth herein and no assurance can be given that the IRS will not assert any position contrary to statements set forth herein or that a court will not sustain such position.

 Taxation of One Liberty Properties, Inc. as a REIT

 Sonnenschein Nath & Rosenthal LLP (“Sonnenschein”), which has acted as our tax counsel, has reviewed the following discussion and is of the opinion that it fairly summarizes the material U.S. federal income tax considerations relevant to our status as a REIT under the Code and to investors in shares of our common stock. The following summary of certain U.S. federal income tax considerations is based on current law, is for general information only, and is not intended to be (and is not) tax advice.

 It is the opinion of Sonnenschein that we have been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code, commencing with our taxable year ended December 31, 1983, through and including our taxable year ended December 31, 2008, and that our current and proposed method of operation will enable us to continue to meet the requirements for qualification and taxation as a REIT under the Code. We must emphasize that this opinion of Sonnenschein  is based on various assumptions, certain representations and statements made by us as to factual matters and is conditioned upon such assumptions, representations and statements being accurate and complete. Sonnenschein is not aware of any facts or circumstances that are not consistent with these representations, assumptions and statements.  Potential purchasers of shares of our common stock should be aware, however, that opinions of counsel are not binding upon the IRS or any court.  In general, our qualification and taxation as a REIT depends upon our ability to satisfy, through actual operating results, distribution, diversity of share ownership, and other requirements imposed under the Code, none of which has been, or will be, reviewed by Sonnenschein.  Accordingly, while we intend to continue to qualify to be taxed as a REIT under the Code no assurance can be given that the actual results of our operations for any particular taxable year has satisfied, or will satisfy, the requirements for REIT qualification.

 Commencing with our taxable year ended December 31, 1983, we elected to be taxed as a REIT under the Code. We believe that commencing with our taxable year ended December 31, 1983, we have been organized and have operated in such a manner so as to qualify as a REIT under the Code, and we intend to continue to operate in such a manner. However, we cannot assure you that we will, in fact, continue to operate in such a manner or continue to so qualify as a REIT under the Code.

 If we qualify for taxation as a REIT under the Code, we generally will not be subject to a corporate-level tax on our net income that we distribute currently to our stockholders. This treatment substantially eliminates the “double taxation” (i.e., a corporate-level tax and stockholder-level tax) that generally results from investment in a regular subchapter C corporation. However, we will be subject to U.S. federal income tax as follows:

•
First, we would be taxed at regular corporate rates on any of our undistributed REIT taxable income, including our undistributed net capital gains (although, to the extent so designated by us, stockholders would receive an offsetting credit against their own U.S. federal income tax liability for U.S. federal income taxes paid by us with respect to any such gains).

•	Second, under certain circumstances, we may be subject to the “corporate alternative minimum tax” on our items of tax preference.

•
Third, if we have (a) net income from the sale or other disposition of “foreclosure property,” which is, in general, property acquired on foreclosure or otherwise on default on a loan secured by such real property or a lease of such property, which is held primarily for sale to customers in the ordinary course of business or (b) other nonqualifying income from foreclosure property, we will be subject to tax at the highest corporate rate on such income.

•
Fourth, if we have net income from prohibited transactions such income will be subject to a 100% tax. Prohibited transactions are, in general, certain sales or other dispositions of property held primarily for sale to customers in the ordinary course of business other than foreclosure property.

•
Fifth, if we should fail to satisfy the annual 75% gross income test or 95% gross income test (as discussed below), but nonetheless maintain our qualification as a REIT under the Code because certain other requirements have been met, we will have to pay a 100% tax on an amount equal to (a) the gross income attributable to the greater of (i) 75% of our gross income over the amount of gross income that is qualifying income for purposes of the 75% test, and (ii) 95% of our gross income (90% for taxable years beginning on or before October 22, 2004) over the amount of gross income that is qualifying income for purposes of the 95% test, multiplied by (b) a fraction intended to reflect our profitability.

•
Sixth, if we should fail to distribute during each calendar year at least the sum of (i) 85% of our REIT ordinary income for such year, (ii) 95% of our REIT capital gain net income for such year, and (iii) any undistributed taxable income required to be distributed from prior years, we would be subject to a 4% excise tax on the excess of such required distribution over the amount actually distributed by us.

•
Seventh, if we were to acquire an asset from a corporation that is or has been a subchapter C corporation in a transaction in which the basis of the asset in our hands is determined by reference to the basis of the asset in the hands of the subchapter C corporation, and we subsequently recognize gain on the disposition of the asset within the ten-year period beginning on the day that we acquired the asset, then we will have to pay tax on the built-in gain at the highest regular corporate rate. The results described in this paragraph assume that no election will be made under Treasury Regulations Section 1.337(d)-7 for the subchapter C corporation to be subject to an immediate tax when the asset is acquired.

•
Eighth, for taxable years beginning after December 31, 2000, we could be subject to a 100% tax on certain payments that we receive from one of our taxable REIT subsidiaries, (“TRSs”), or on certain expenses deducted by one of our TRSs, if the economic arrangement between us, the TRS and the tenants at our properties are not comparable to similar arrangements among unrelated parties.

•
Ninth, if we fail to satisfy a REIT asset test, as described below, during our 2005 and subsequent taxable years, due to reasonable cause and we nonetheless maintain our REIT qualification under the Code because of specified cure provisions, we will generally be required to pay a tax equal to the greater of $50,000 or the highest corporate tax rate multiplied by the net income generated by the nonqualifying assets that caused us to fail such test.

•
Tenth, if we fail to satisfy any provision of the Code that would result in our failure to qualify as a REIT (other than a violation of the REIT gross income tests or a violation of the asset tests described below) during our 2005 and subsequent taxable years and the violation is due to reasonable cause, we may retain our REIT qualification but will be required to pay a penalty of $50,000 for each such failure.

•
Eleventh, we may be required to pay monetary penalties to the IRS in certain circumstances, including if we fail to meet record-keeping requirements intended to monitor our compliance with rules relating to the composition of a REIT’s stockholders.

•	Finally, the earnings of our lower-tier entities that are subchapter C corporations, including TRSs but excluding our QRSs (as defined below), are subject to federal corporate income tax.

In addition, we may be subject to a variety of taxes, including payroll taxes and state, local and foreign income, property and other taxes on our assets and operations.  We could also be subject to tax in situations and on transactions not presently contemplated.

 Requirements for REIT Qualification—In General

To qualify as a REIT under the Code, we must elect to be treated as a REIT and must satisfy the annual gross income tests, the quarterly asset tests, distribution requirements, diversity of share ownership and other requirements imposed under the Code. In general, the Code defines a REIT as a corporation, trust or association:

(1)           that is managed by one or more trustees or directors;

(2)           the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest;

(3)           that would otherwise be taxable as a domestic corporation, but for Sections 856 through 859 of the Code;

(4)           that is neither a financial institution nor an insurance company to which certain provisions of the Code apply;

(5)           the beneficial ownership of which is held by 100 or more persons;

(6)           during the last half of each taxable year, not more than 50% in value of the outstanding stock of which is owned, directly or constructively, by five or fewer individuals, as defined in the Code to include certain entities;

(7)           that uses a calendar year for federal income tax purposes and complies with the recordkeeping requirements of the federal income tax laws; and

(8)           that meets certain other tests, described below, regarding the nature of its income and assets.

The Code provides that the requirements (1)-(4), (7) and (8) above must be met during the entire taxable year and that requirements (5) and (6) above do not apply to the first taxable year for which a REIT election is made and, thereafter, requirement (5) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. For purposes of requirement (6) above, generally (although subject to certain exceptions that should not apply with respect to us), any stock held by a trust described in Section 401(a) of the Code and exempt from tax under Section 501(a) of the Code is treated as not held by the trust itself but directly by the trust beneficiaries in proportion to their actuarial interests in the trust.

 We believe that we have satisfied the requirements above for REIT qualification. In addition, our charter currently includes restrictions regarding the ownership and transfer of shares of our common stock, which restrictions are intended to assist us in satisfying some of these requirements (and, in particular requirements (5) and (6) above). The ownership and transfer restrictions pertaining to shares of our common stock are described in the prospectus under the heading  “Description of Securities” and “Provisions of Maryland Law and of our Charter and Bylaws─Restrictions on Ownership and Transfer.”

 In applying the REIT gross income and asset tests, all of the assets, liabilities and items of income, deduction and credit of a corporate subsidiary of a REIT that is a “qualified REIT subsidiary” (as defined in Section 856(i)(2) of the Code) (“QRS”) are treated as the assets, liabilities and items of income, deduction and credit of the REIT itself. Moreover, the separate existence of a QRS is disregarded for U.S. federal income tax purposes and the QRS is not subject to U.S. federal corporate income tax (although it may be subject to state and local tax in some states and localities). In general, a QRS is any corporation if all of the stock of such corporation is held by the REIT, except that it does not include any corporation that is TRS of the REIT. Thus, for U.S. federal income tax purposes, our QRSs are disregarded, and all assets, liabilities and items of income, deduction and credit of these QRSs are treated as OLP’s assets, liabilities and items of income, deduction and credit.

 A TRS is any corporation in which a REIT directly or indirectly owns stock, provided that the REIT and that corporation make a joint election to treat that corporation as a TRS. The election can be revoked at any time as long as the REIT and the TRS revoke such election jointly. In addition, if a TRS holds, directly or indirectly, more than 35% of the securities of any other corporation other than a REIT (by vote or by value), then that other corporation is also treated as a TRS.  A TRS is subject to U.S. federal income tax at regular corporate rates (currently a maximum rate of 35%), and may also be subject to state and local tax. Any dividends paid or deemed paid to us by any one of our TRSs will also be taxable, either (1) to us to the extent the dividend is retained by us, or (2) to our stockholders to the extent the dividends received from the TRS are paid to our stockholders. We may hold more than 10% of the stock of a TRS without jeopardizing our qualification as a REIT notwithstanding the rule described below under “REIT Asset Tests” that generally precludes ownership of more than 10% of any issuer’s securities. However, as noted below, in order to qualify as a REIT, the securities of all of our TRSs in which we have invested either directly or indirectly may not represent more than 20% (25% for our 2009 taxable year and thereafter) of the total value of our assets. We expect that the aggregate value of all of our interests in TRSs will represent less than 20% (25% for our 2009 taxable year and thereafter) of the total value of our assets; however, we cannot assure that this will always be true.

 A TRS may generally engage in any business including the provision of customary or non-customary services to tenants of its parent REIT, which, if performed by the REIT itself, could cause rents received by the REIT to be disqualified as “rents from real property.” However, a TRS may not directly or indirectly operate or manage any hotels or health care facilities or provide rights to any brand name under which any hotel or health care facility is operated, unless such rights are provided to an “eligible independent contractor” to operate or manage a hotel if such rights are held by the TRS as a franchisee, licensee, or in a similar capacity and such hotel is either owned by the TRS or leased to the TRS by its parent REIT.  However, for taxable years beginning after July 30, 2008, a TRS may provide rights to a brand name under which a health care facility is operated, if such rights are provided to an “eligible independent contractor” to operate or manage the health care facility and such health care facility is either owned by the TRS or leased to the TRS by its parent REIT.  A TRS will not be considered to operate or manage a qualified health care property or a qualified lodging facility solely because the TRS (i) directly or indirectly possesses a license, permit, or similar instrument enabling it to do so, or (ii) employs individuals working at such facility or property located outside the U.S., but only if an “eligible independent contractor” is responsible for the daily supervision and direction of such individuals on behalf of the TRS pursuant to a management agreement or similar service contract  However, the Code contains several provisions which address the arrangements between a REIT and its TRSs which are intended to ensure that a TRS recognizes an appropriate amount of taxable income and is subject to an appropriate level of federal income tax. For example, a TRS is limited in its ability to deduct interest payments made to the REIT. In addition, a REIT would be subject to a 100% penalty on some payments that it receives from a TRS, or on certain expenses deducted by the TRS if the economic arrangements between the REIT, the REIT’s tenants and the TRS are not comparable to similar arrangements among unrelated parties.  We have several TRSs and will endeavor to structure any arrangement between ourselves, our TRSs and our tenants so as to minimize the risk of disallowance of interest expense deductions or of the 100% penalty being imposed. Notwithstanding, however, it cannot be assured that the IRS would not challenge any such arrangement.

 Also, a REIT that is a partner in a partnership is deemed to own its proportionate share of each of the assets of the partnership and is deemed to be entitled to income of the partnership attributable to such proportionate share. For purposes of Section 856 of the Code, the interest of a REIT in the assets of a partnership of which it is a partner is determined in accordance with the REIT’s capital interest in the partnership and the character of the assets and items of gross income of the partnership retain the same character in the hands of the REIT. For example, if the partnership holds any property primarily for sale to customers in the ordinary course of its trade or business, the REIT is treated as holding its proportionate share of such property primarily for such purpose. Thus, our proportionate share (based on our capital interest) of the assets, liabilities and items of income of any partnership in which we are a partner, will be treated as our assets, liabilities and items of income for purposes of applying the requirements described in this section. For purposes of the 10% Value Test (described under “REIT Asset Tests” below) our proportionate share is based on our proportionate interest in the equity interests and certain debt securities issued by a partnership.   Also, actions taken by the partnerships can affect our ability to satisfy the REIT gross income and asset tests and the determination of whether we have net income from a prohibited transaction. For purposes of this section any reference to “partnership” shall refer to and include any partnership, limited liability company, joint venture and other entity or arrangement that is treated as a partnership for federal income tax purposes, and any reference to “partner” shall refer to and include a partner, member, joint venturer and other beneficial owner of any such partnership, limited liability company, joint venture and other entity or arrangement.

 REIT Gross Income Tests:   In order to maintain our qualification as a REIT under the Code, we must satisfy, on an annual basis, two gross income tests.

•
First, at least 75% of our gross income, excluding gross income from prohibited transactions and certain “hedging transactions” entered into after July 30, 2008, for each taxable year must be derived directly or indirectly from investments relating to real property or mortgages on real property, including “rents from real property,” gains on the disposition of real estate, dividends paid by another REIT and interest on obligations secured by mortgages on real property or on interests in real property, or from some types of temporary investments.

•
Second, at least 95% of our gross income, excluding gross income from prohibited transactions and, commencing with our 2005 taxable year, certain “hedging transactions,” for each taxable year must be derived from any combination of income qualifying under the 75% test and dividends, interest, and gain from the sale or disposition of stock or securities.

 For this purpose the term “rents from real property” includes: (a) rents from interests in real property; (b) charges for services customarily furnished or rendered in connection with the rental of real property, whether or not such charges are separately stated; and (c) rent attributable to personal property which is leased under, or in connection with, a lease of real property, but only if the rent attributable to such personal property for the taxable year does not exceed 15% of the total rent for the taxable year attributable to both the real and personal property leased under, or in connection with, such lease. For purposes of (c), the rent attributable to personal property is equal to that amount which bears the same ratio to total rent for the taxable year as the average of the fair market values of the personal property at the beginning and at the end of the taxable year bears to the average of the aggregate fair market values of both the real property and the personal property at the beginning and at the end of such taxable year.

 However, in order for rent received or accrued, directly or indirectly, with respect to any real or personal property, to qualify as “rents from real property,” the following conditions must be satisfied:

•	such rent must not be based in whole or in part on the income or profits derived by any person from the property (although the rent may be based on a fixed percentage of receipts or sales);

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such rent may not be received or accrued, directly or indirectly, from any person if the REIT owns, directly or indirectly (including by attribution, upon the application of certain attribution rules): (i) in the case of any person which is a corporation, at least 10% of such person’s voting stock or at least 10% of the value of such person’s stock; or (ii) in the case of any person which is not a corporation, an interest of at least 10% in the assets or net profits of such person, except that under certain circumstances, rents received from a TRS will not be disqualified as “rents from real property” even if we own more than 10% of the TRS; and

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the portion of such rent that is attributable to personal property for a taxable year that is leased under, or in connection with, a lease of real property may not exceed 15% of the total rent received or accrued under the lease for the taxable year.

 In addition, all amounts (including rents that would otherwise qualify as “rents from real property”) received or accrued during a taxable year directly or indirectly by a REIT with respect to a property, will constitute “impermissible tenant services income” (and, thus, will not qualify as “rents from real property”) if the amount received or accrued directly or indirectly by the REIT for: (x) noncustomary services furnished or rendered by the REIT to tenants of the property; or (y) managing or operating the property ((x) and (y) collectively, “Impermissible Services”) exceeds 1% of all amounts received or accrued during such taxable year directly or indirectly by the REIT with respect to the property. For this purpose, however, the following services and activities are not treated as Impermissible Services: (i) services furnished or rendered, or management or operation provided, through an independent contractor from whom the REIT itself does not derive or receive any income or through a TRS; and (ii) services usually or customarily rendered in connection with the rental of space for occupancy (such as, for example, the furnishing of heat and light, the cleaning of public entrances, and the collection of trash), as opposed to services rendered primarily to a tenant for the tenant’s convenience. If the amount treated as being received or accrued for Impermissible Services does not exceed the 1% threshold, then only the amount attributable to the Impermissible Services (and not, for example, all tenant rents received or accrued that otherwise qualify as “rents from real property”) will fail to qualify as “rents from real property.” For purposes of the 1% threshold, the amount that we will be deemed to have received for performing Impermissible Services will be the greater of the actual amounts so received or 150% of the direct cost to us of providing those services.

Interest income constitutes qualifying mortgage interest for purposes of the 75% gross income test (as described above) to the extent that the obligation is secured by a mortgage on real property. If we receive interest income with respect to a mortgage loan that is secured by both real property and other property, and the highest principal amount of the loan outstanding during a taxable year exceeds the fair market value of the real property on the date that we have a binding commitment to acquire or originate the mortgage loan, the interest income will be apportioned between the real property and the other collateral, and its income from the arrangement will qualify for purposes of the 75% gross income test only to the extent that the interest is allocable to the real property. Even if a loan is not secured by real property, or is undersecured, the income that it generates may nonetheless qualify for purposes of the 95% gross income test.

To the extent that the terms of a loan provide for contingent interest that is based on the cash proceeds realized upon the sale of the property securing the loan (a “shared appreciation provision”), income attributable to the participation feature will be treated as gain from sale of the underlying property, which generally will be qualifying income for purposes of both the 75% and 95% gross income tests provided that the property is not inventory or dealer property in the hands of the borrower or the REIT.

To the extent that a REIT derives interest income from a mortgage loan or income from the rental of real property where all or a portion of the amount of interest or rental income payable is contingent, such income generally will qualify for purposes of the gross income tests only if it is based upon the gross receipts or sales, and not the net income or profits, of the borrower or lessee. This limitation does not apply, however, where the borrower or lessee leases substantially all of its interest in the property to tenants or subtenants, to the extent that the rental income derived by the borrower or lessee, as the case may be, would qualify as rents from real property had it been earned directly by a REIT.

From time to time, we may enter into hedging transactions with respect to one or more of our assets or liabilities. Prior to our 2005 taxable year, any periodic income or gain from the disposition of any financial instrument for transactions to hedge indebtedness we incurred to acquire or carry “real estate assets” was qualifying income for purposes of the 95% gross income test, but not the 75% gross income test.  To the extent we hedged in other situations, it is not entirely clear how the income from those transactions should have been treated for the gross income tests.  Commencing with our 2005 taxable year, income and gain from “hedging transactions” will be excluded from gross income for purposes of the 95% gross income test, but not the 75% gross income test.  For hedging transactions entered into after July 30, 2008, income and gain from “hedging transactions” will be excluded from gross income for purposes of both the 75% and 95% gross income tests. For this purpose, a “hedging transaction” means either (1) any transaction entered into in the normal course of our trade or business primarily to manage the risk of interest rate, price changes, or currency fluctuations with respect to borrowings made or to be made, or ordinary obligations incurred or to be incurred, to acquire or carry real estate assets or (2) for transactions entered into after July 30, 2008, any transaction entered into primarily to manage the risk of currency fluctuations with respect to any item of income or gain that would be qualifying income under the 75% or 95% gross income test (or any property which generates such income or gain). We will be required to clearly identify any such hedging transaction before the close of the day on which it was acquired, originated, or entered into and to satisfy other identification requirements. We intend to structure any hedging transactions in a manner that does not jeopardize our status as a REIT under the Code.

A REIT will incur a 100% tax on the net income derived from any sale or other disposition of property, other than foreclosure property, that the REIT holds primarily for sale to customers in the ordinary course of a trade or business.  We believe that none of our assets are held primarily for sale to customers and that a sale of any of our assets will not be in the ordinary course of our business.  Whether a REIT holds an asset “primarily for sale to customers in the ordinary course of a trade or business” depends, however, on the facts and circumstances in effect from time to time, including those related to a particular asset.  A safe harbor to the characterization of the sale of property by a REIT as a prohibited transaction and the 100% prohibited transaction tax is available if the following requirements are met:

•	the REIT has held the property for not less than four years (or, for sales made after July 30, 2008, two years);

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the aggregate capital expenditures made by the REIT, or any partner of the REIT, during the four-year period (or, for sales made after July 30, 2008, two-year period) preceding the date of the sale that are includable in the basis of the property do not exceed 30% of the selling price of the property;

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either (1) during the year in question, the REIT did not make more than seven sales of property other than foreclosure property or sales to which Section 1033 of the Internal Revenue Code applies, (2) the aggregate adjusted bases of all such properties sold by the REIT during the year did not exceed 10% of the aggregate bases of all of the assets of the REIT at the beginning of the year or (3) for sales made after July 30, 2008, the aggregate fair market value of all such properties sold by the REIT during the year did not exceed 10% of the aggregate fair market value of all of the assets of the REIT at the beginning of the year;

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in the case of property not acquired through foreclosure or lease termination, the REIT has held the property for at least four years (or, for sales made after July 30, 2008, two years) for the production of rental income; and

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if the REIT has made more than seven sales of non-foreclosure property during the taxable year, substantially all of the marketing and development expenditures with respect to the property were made through an independent contractor from whom the REIT derives no income.

 We will attempt to comply with the terms of safe-harbor provision in the federal income tax laws prescribing when an asset sale will not be characterized as a prohibited transaction.  We cannot assure you, however, that we can comply with the safe-harbor provision or that we will avoid owning property that may be characterized as property that we hold “primarily for sale to customers in the ordinary course of a trade or business.”  The 100% tax will not apply to gains from the sale of property that is held through a TRS or other taxable corporation, although such income will be taxed to such corporation at regular corporate income tax rates.

We have not in the past owned and do not intend to acquire in the future investments in foreign countries.  However, to the extent that we or our subsidiaries hold or acquire investments in foreign countries, taxes that we pay in foreign jurisdictions may not be passed through to, or used by, our stockholders as a foreign tax credit or otherwise. Any foreign investments may also generate foreign currency gains and losses.  Certain foreign currency gains recognized after July 30, 2008 will be excluded from gross income for purposes of one or both of the gross income tests.  “Real estate foreign exchange gain” will be excluded from gross income for purposes of the 75% and the 95% gross income tests.  Real estate foreign exchange gain generally includes foreign currency gain attributable to any item of income or gain that is qualifying income for purposes of the 75% gross income test, foreign currency gain attributable to the acquisition or ownership of (or becoming or being the obligor under) obligations secured by mortgages on real property or interests in real property and certain foreign currency gains attributable to certain “qualified business units” of a REIT.  “Passive foreign exchange gain” will be excluded from gross income only for purposes of the 95% gross income test.  Passive foreign exchange gain generally includes real estate foreign exchange gain as described above, and also includes foreign currency gain attributable to any item of income or gain that is qualifying income for purposes of the 95% gross income test and foreign currency gain attributable to the acquisition or ownership of (or becoming or being the obligor under) obligations secured by mortgages on real property or interests in real property.  Because passive foreign exchange gain includes real estate foreign exchange gain, real estate foreign exchange gain is excluded from gross income for purposes of both the 75% and 95% gross income tests.  These exclusions for real estate foreign exchange gain and passive foreign exchange gain do not apply to any foreign currency gain derived from dealing, or engaging in substantial and regular trading, in securities.  Such gain is treated as nonqualifying income for purposes of both the 75% and 95% gross income tests.

Notwithstanding the foregoing, for taxable years beginning after June 30, 2008, the Secretary of the Treasury may determine that any item of income or gain not otherwise qualifying for purposes of the 75% and 95% gross income tests may be considered as not constituting gross income for purposes of those tests, and that any item of income or gain that otherwise constitutes nonqualifying income may be considered as qualifying income for purposes of such tests.

 If we fail to satisfy either or both of the 75% or 95% gross income tests for any taxable year, we may nevertheless qualify as a REIT for that year pursuant to a special relief provision of the Code which may be available to us if:

•	our failure to meet these tests was due to reasonable cause and not due to willful neglect;

•	we attach a schedule of the nature and amount of each item of income to our U.S. federal income tax return; and

•	for our 2004 and prior taxable years, the inclusion of any incorrect information on the schedule is not due to fraud with intent to evade tax.

We cannot state whether in all circumstances, if we were to fail to satisfy either of the gross income tests, we would still be entitled to the benefit of this relief provision. Even if this relief provision were to apply, we would nonetheless be subject to a 100% tax on the gross income attributable to the greater of (1) the amount by which we fail the 75% gross income test and (2) the amount by which 95% (or 90% for our 2004 and prior taxable years) of our income exceeds the amount of qualifying income under the 95% gross income test, in each case, multiplied by a fraction intended to reflect our profitability.

 REIT Asset Tests:    At the close of each quarter of our taxable year, we must also satisfy the following tests relating to the nature and diversification of our assets (collectively, the “Asset Tests”):

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at least 75% of the value of our total assets must be represented by “real estate assets” (which also includes any property attributable to the temporary investment of new capital, but only if such property is stock or a debt instrument and only for the 1-year period beginning on the date the REIT receives such proceeds), cash and cash items (including receivables) and government securities (“75% Value Test”);

•	not more than 25% of the value of our total assets may be represented by securities other than securities that constitute qualifying assets for purposes of the 75% Value Test;

•	except with respect to securities of a TRS or QRS and securities that constitute qualifying assets for purposes of the 75% Value Test:

•	not more than 5% of the value of our total assets may be represented by securities of any one issuer (the “5% Value Test”);

•	we may not hold securities possessing more than 10% of the total voting power of the outstanding securities of any one issuer (the “10% Vote Test”);

•	we may not hold securities having a value of more than 10% of the total value of the outstanding securities of any one issuer (“10% Value Test”); and

•	not more than 20% (25% for our 2009 taxable year and thereafter) of the value of our total assets may be represented by securities of one or more TRSs.

 After initially meeting the Asset Tests at the close of any quarter of our taxable year, we would not lose our status as a REIT under the Code for failure to satisfy these tests at the end of a later quarter solely by reason of changes in asset values. If the failure to satisfy the Asset Tests results from an acquisition of securities or other property during a quarter, we can cure the failure by disposing of a sufficient amount of non-qualifying assets within 30 days after the close of that quarter. We intend to maintain adequate records of the value of our assets to facilitate compliance with the Asset Tests and to take such other actions within 30 days after the close of any quarter as necessary to cure any noncompliance.

 In applying the Asset Tests, we are treated as owning all of the assets held by any of our QRSs and our proportionate share of the assets held by the partnerships.

 For purposes of the 5% Value Test, the 10% Vote Test or 10% Value Test, the term “securities” does not include shares in another REIT, equity or debt securities of a QRS or TRS, mortgage loans that constitute real estate assets, or equity interests in a partnership.  Securities, for purposes of the Asset Tests, may include debt that we hold in other issuers. However, the Code specifically provides that the following types of debt will not be taken into account as securities for purposes of the 10% Value Test: (1) securities that meet the “straight debt” safe harbor; (2) loans to individuals or estates; (3) obligations to pay rents from real property; (4) rental agreements described in Section 467 of the Code (other than such agreements with related party tenants); (5) securities issued by other REITs; (6) debt issued by partnerships that derive at least 75% of their gross income from sources that constitute qualifying income for purposes of the 75% gross income test; (7) any debt not otherwise described in this paragraph that is issued by a partnership, but only to the extent of our interest as a partner in the partnership; (8) certain securities issued by a state, the District of Columbia, a foreign government, or a political subdivision of any of the foregoing, or the Commonwealth of Puerto Rico; and (9) any other arrangement described in future Treasury Regulations.  For purposes of the 10% Value Test, our proportionate share of the assets of a partnership is our proportionate interest in any securities issued by the partnership, without regard to the securities described in (6) and (7) above.

 For taxable years beginning after July 30, 2008, for purposes of the 75% Value Test, cash includes any foreign currency used by the REIT or its qualified business unit as its “functional currency” (as defined in section 985(b) of the Internal Revenue Code), provided that the foreign currency (a) is held by the REIT or its qualified business unit in the normal course of activities which give rise to qualifying income under the 75% or 95% gross income tests or which are related to acquiring or holding assets described in section 856(c)(4) of the Internal Revenue Code and (b) is not held in connection with dealing, or engaging in substantial and regular trading, in securities.

 Based on our regular quarterly asset tests, we believe that we have not violated any of the Asset Tests. However, we cannot provide any assurance that the IRS would concur with our beliefs in this regard.

 If we fail to satisfy the Asset Tests at the end of a calendar quarter, we will not lose our REIT qualification if:

•	we satisfied the Asset Tests at the end of the preceding calendar quarter; and

•
the discrepancy between the value of our assets and the Asset Test requirements arose from changes in the market values of our assets and was not wholly or partly caused by the acquisition of one or more non-qualifying assets.

 If we did not satisfy the condition described in the second item above, we still could avoid disqualification by eliminating any discrepancy within 30 days after the close of the calendar quarter in which it arose.

 If at the end of any calendar quarter commencing with our 2005 taxable year, we violate the 5% Value Test or the 10% Vote or Value Tests described above, we will not lose our REIT qualification if (1) the failure is de minimis (up to the lesser of 1% of our assets or $10 million) and (2) we dispose of assets or otherwise comply with the Asset Tests within six months after the last day of the quarter in which we identify such failure.  In the event of a failure of any of the Asset Tests (other than de minimis failures described in the preceding sentence), as long as the failure was due to reasonable cause and not to willful neglect, we will not lose our REIT status if we (1) dispose of assets or otherwise comply with the Asset Tests within six months after the last day of the quarter in which we identify the failure, (2) we file a description of each asset causing the failure with the Internal Revenue Service and (3) pay a tax equal to the greater of $50,000 or 35% of the net income from the nonqualifying assets during the period in which we failed to satisfy the Asset Tests.

 REIT Distribution Requirements:    To qualify for taxation as a REIT, we must, each year, make distributions (other than capital gain distributions) to our stockholders in an amount at least equal to (1) the sum of: (A) 90% of our “REIT taxable income,” computed without regard to the dividends paid deduction and our net capital gain, and (2) 90% of the net income, after tax, from foreclosure property, minus (2) the sum of certain specified items of noncash income. In addition, if we were to dispose of any asset acquired from a subchapter C corporation in a “carryover basis” transaction within ten years of the acquisition, we would be required to distribute at least 90% of the after-tax “built-in gain” recognized on the disposition of such asset.

 We must pay dividend distributions in the taxable year to which they relate. Dividends paid in the subsequent year, however, will be treated as if paid in the prior year for purposes of the prior year’s distribution requirement if one of the following two sets of criteria are satisfied:

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the dividends are declared in October, November or December and are made payable to stockholders of record on a specified date in any of these months, and such dividends are actually paid during January of the following year; or

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the dividends are declared before we timely file our U.S. federal income tax return for such year, the dividends are paid in the 12-month period following the close of the year and not later than the first regular dividend payment after the declaration, and we elect on our U.S. federal income tax return for such year to have a specified amount of the subsequent dividend treated as if paid in such year.

 Even if we satisfy our distribution requirements for maintaining our REIT status, we will nonetheless be subject to a corporate-level tax on any of our net capital gain or REIT taxable income that we do not distribute to our stockholders. In addition, we will be subject to a 4% excise tax to the extent that we fail to distribute during any calendar year (or by the end of January of the following calendar year in the case of distributions with declaration and record dates falling in the last 3 months of the calendar year) an amount at least equal to the sum of:

•	85% of our ordinary income for such year;

•	95% of our capital gain net income for such year; and

•	any undistributed taxable income required to be distributed from prior periods.

 As discussed below, we may retain, rather than distribute, all or a portion of our net capital gains and pay the tax on the gains and may elect to have our stockholders include their proportionate share of such undistributed gains as long-term capital gain income on their own income tax returns and receive a credit for their share of the tax paid by us. For purposes of the 4% excise tax described above, any such retained gains would be treated as having been distributed by us.

 We intend to make timely distributions sufficient to satisfy our annual distribution requirements for REIT qualification under the Code and which are eligible for the dividends-paid deduction.

 We expect that our cash flow will exceed our REIT taxable income due to the allowance of depreciation and other non-cash deductions allowed in computing REIT taxable income. Accordingly, in general, we anticipate that we should have sufficient cash or liquid assets to enable us to satisfy the 90% distribution requirement for REIT qualification under the Code. It is possible, however, that we, from time to time, may not have sufficient cash or other liquid assets to meet this requirement or to distribute an amount sufficient to enable us to avoid income and/or excise taxes. In such event, we may find it necessary to arrange for borrowings to raise cash or, if possible, make taxable stock dividends in order to make such distributions. In addition, pursuant to recently-issued Revenue Procedure 2008-68, we are also permitted to make taxable distributions of our shares (in lieu of cash) if (i) any such distribution is declared with respect to a taxable year ending on or before December 31, 2009, and (ii) each of our stockholders is permitted to elect to receive its entire entitlement under such declaration in either money or shares of equivalent value subject to a limitation in the amount of money to be distributed in the aggregate; provided that (1) the amount of money that we set aside for distribution is not less than 10% of the aggregate distribution so declared, and (2) if too many of our stockholders elect to receive money, a pro rata amount of money will be distributed to each such stockholder electing to receive money, but in no event will any such stockholder receive less than its entire entitlement under such declaration.  It is our intent that this dividend comply with Revenue Procedure 2008-68.

 In the event that we are subject to an adjustment to our REIT taxable income (as defined in Section 860(d)(2) of the Code) resulting from an adverse determination by either a final court decision, a closing agreement between us and the IRS under Section 7121 of the Code, or an agreement as to tax liability between us and an IRS district director, we may be able to rectify any resulting failure to meet the 90% distribution requirement by paying “deficiency dividends” to stockholders that relate to the adjusted year but that are paid in a subsequent year. To qualify as a deficiency dividend, we must make the distribution within ninety days of the adverse determination and we also must satisfy other procedural requirements. If we satisfy the statutory requirements of Section 860 of the Code, a deduction is allowed for any deficiency dividend subsequently paid by us to offset an increase in our REIT taxable income resulting from the adverse determination. We, however, must pay statutory interest on the amount of any deduction taken for deficiency dividends to compensate for the deferral of the tax liability.

 Recordkeeping Requirements:  We must maintain certain records in order to qualify as a REIT.  In addition, to avoid a monetary penalty, we must request on an annual basis information from certain of our stockholders designed to disclose the actual ownership of our outstanding shares of common stock.  We have complied, and we intend to continue to comply, with these requirements.

 Failure to Qualify as a REIT:    Commencing with our 2005 taxable year, if we would otherwise fail to qualify as a REIT under the Code because of a violation of one of the requirements described above, our qualification as a REIT will not be terminated if the violation is due to reasonable cause and not willful neglect and we pay a penalty tax of $50,000 for the violation. The immediately preceding sentence does not apply to violations of the gross income tests described above or a violation of the asset tests described above each of which have specific relief provisions that are described above.

 If we fail to qualify for taxation as a REIT under the Code in any taxable year, and the relief provisions do not apply, we will have to pay tax, including any applicable alternative minimum tax, on our taxable income at regular corporate rates. We will not be able to deduct distributions to stockholders in any year in which we fail to qualify, nor will we be required to make distributions to stockholders. In this event, to the extent of current and accumulated earnings and profits, all distributions to stockholders will be taxable to the stockholders as dividend income (which may be subject to tax at preferential rates) and corporate distributees may be eligible for the dividends received deduction if they satisfy the relevant provisions of the Code. Unless entitled to relief under specific statutory provisions, we will also be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost. We might not be entitled to the statutory relief described in the preceding paragraph in all circumstances.

 Taxation of U.S. Stockholders

When we refer to the term U.S. Stockholders, we mean a holder of shares of our common stock that is, for U.S. federal income tax purposes:

•	a citizen or resident of the United States;

•	a corporation (including an entity treated as a corporation for federal income tax purposes) created or organized under the laws of the United States, any of its states or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•
a trust if a court within the United States can exercise primary supervision over the administration of the trust, and one or more United States persons have the authority to control all substantial decisions of the trust.

 If a partnership, entity or arrangement treated as a partnership for federal income tax purposes holds shares of our common stock, the federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership.  If you are a partner in a partnership holding shares of our common stock, you should consult your tax advisor regarding the consequences of the ownership and disposition of shares of our common stock by the partnership.

 Distributions Generally:  For any taxable year for which we qualify for taxation as a REIT under the Code, amounts distributed to taxable U.S. Stockholders will be taxed as discussed below.

 As long as we qualify as a REIT, distributions made by us out of our current or accumulated earnings and profits, and not designated as capital gain dividends, will constitute dividends taxable to our taxable U.S. Stockholders as ordinary income. A U.S. Stockholder taxed at individual rates will generally not be entitled to the reduced tax rate applicable to certain types of dividends except with respect to the portion of any distribution (a) that represents income from dividends received from a non-REIT corporation in which we own shares (but only if such dividends would be eligible for the lower rate on dividends if paid by the corporation to its individual stockholders), or (b) that is equal to our REIT taxable income (taking into account the dividends paid deduction available to us) for our previous taxable year less any taxes paid by us during the previous taxable year, provided that certain holding period and other requirements are satisfied at both the REIT and individual stockholder level. U.S. Stockholders taxed at individual rates should consult their own tax advisors to determine the impact of tax rates on dividends received from us. Distributions of this kind will not be eligible for the dividends received deduction in the case of U.S. Stockholders that are corporations.

 Distributions made by us that we properly designate as capital gain dividends will be taxable to U.S. Stockholders as gain from the sale of a capital asset held for more than one year, to the extent that they do not exceed our actual net capital gain for the taxable year, without regard to the period for which a U.S. Stockholder has held his shares of our common stock. The highest marginal individual income tax rate is currently 35%.  However, the maximum tax rate on long-term capital gain applicable to U.S. Stockholders taxed at individual rates is 15% (through 2010). The maximum tax rate on long-term capital gain from the sale or exchange of “Section 1250 property,” or depreciable real property, is 25% computed on the lesser of the total amount of the gain or the accumulated Section 1250 depreciation.  Thus, with certain limitations, capital gain dividends received by U.S. Stockholders taxed at individual rates may be eligible for preferential rates of taxation, and the tax rate differential between capital gain and ordinary income may be significant.  We will generally designate our capital gain dividends as either 15% or 25% rate distributions.   In addition, the characterization of income as capital gain or ordinary income may affect the deductibility of capital losses.  U.S. Stockholders taxed at individual rates may generally deduct capital losses not offset by capital gains against their ordinary income only up to a maximum annual amount of $3,000. Such taxpayers may carry forward unused capital losses indefinitely. A corporate U.S. Stockholder must generally pay tax on its net capital gain at ordinary corporate rates. A corporate U.S. Stockholder may generally deduct capital losses only to the extent of capital gains, with unused losses being carried back three years and forward five years.  Finally, U.S. Stockholders that are corporations may be required to treat up to 20% of certain capital gain dividends as ordinary income.

 To the extent that we make distributions, not designated as capital gain dividends, in excess of our current and accumulated earnings and profits, these distributions will be treated first as a tax-free return of capital to each U.S. Stockholder. Thus, these distributions will reduce the adjusted basis which the U.S. Stockholder has in its shares for tax purposes by the amount of the distribution, but not below zero. Distributions in excess of a U.S. Stockholder’s adjusted basis in its shares will be taxable as capital gains, provided that the shares have been held as a capital asset. For purposes of determining the portion of distributions on separate classes of shares that will be treated as dividends for U.S. federal income tax purposes, current and accumulated earnings and profits will be allocated to distributions resulting from priority rights of preferred shares before being allocated to other distributions.

 Dividends declared by us in October, November, or December of any year and payable to a stockholder of record on a specified date in any of these months will be treated as both paid by us and received by the stockholder on December 31 of that year, provided that we actually pay the dividend on or before January 31 of the following calendar year. Stockholders may not include in their own income tax returns any of our net operating losses or capital losses.

 U.S. Stockholders holding shares at the close of our taxable year will be required to include, in computing their long-term capital gains for the taxable year in which the last day of our taxable year falls, the amount that we designate in a written notice mailed to our stockholders. We may not designate amounts in excess of our undistributed net capital gain for the taxable year. Each U.S. Stockholder required to include the designated amount in determining the U.S. Stockholder’s long-term capital gains will be deemed to have paid, in the taxable year of the inclusion, the tax paid by us in respect of the undistributed net capital gains. U.S. Stockholders to whom these rules apply will be allowed a credit or a refund, as the case may be, for the tax they are deemed to have paid. U.S. Stockholders will increase their basis in their shares by the difference between the amount of the includible gains and the tax deemed paid by the stockholder in respect of these gains.

 Passive Activity Loss and Investment Interest Limitations:    Distributions from us and gain from the disposition of our shares will not be treated as passive activity income and, therefore, a U.S. Stockholder will not be able to offset any of this income with any passive losses of the stockholder from other activities. Dividends received by a U.S. Stockholder from us generally will be treated as investment income for purposes of the investment interest limitation. Net capital gain from the disposition of shares of our shares or capital gain dividends generally will be excluded from investment income unless the stockholder elects to have the gain taxed at ordinary income rates.

 Sale/Other Taxable Disposition of Shares of our Common Stock:    In general, a U.S. Stockholder who is not a dealer in securities will recognize gain or loss on its sale or other taxable disposition of our shares equal to the difference between the amount of cash and the fair market value of any other property received in such sale or other taxable disposition and the stockholder’s adjusted basis in said shares at such time. This gain or loss will be a capital gain or loss if the shares have been held by the U.S. Stockholder as a capital asset. The applicable tax rate will depend on the stockholder’s holding period in the asset (generally, if an asset has been held for more than one year it will produce long-term capital gain) and the stockholder’s tax bracket. The IRS has the authority to prescribe, but has not yet prescribed, regulations that would apply a capital gain tax rate of 25% (which is generally higher than the 15% long-term capital gain tax rates in effect through 2010 for stockholders taxed at individual rates) to a portion of capital gain realized by a non-corporate stockholder on the sale of REIT stock that would correspond to the REIT’s “unrecaptured Section 1250 gain.” U.S. Stockholders should consult with their tax advisors with respect to their capital gain tax liability. A corporate U.S. Stockholder will be subject to tax at a maximum rate of 35% on capital gain from the sale of shares of our common stock held for more than 12 months. In general, any loss recognized by a U.S. Stockholder upon the sale or other disposition of shares that have been held for six months or less, after applying the holding period rules, will be treated as a long-term capital loss, to the extent of distributions received by the U.S. Stockholder from us that were required to be treated as long-term capital gains.

 Stockholders should consult with their own tax advisors with respect to their capital gain tax liability in respect of distributions received from us and gains recognized upon the sale or other disposition of shares of shares of our common stock.

 Treatment of Tax-Exempt Stockholders:    Based upon published rulings by the IRS, distributions by us to a U.S. Stockholder that is a tax-exempt entity generally should not constitute “unrelated business taxable income” (“UBTI”), provided that the tax-exempt entity has not financed the acquisition of its shares with “acquisition indebtedness,” within the meaning of the Code, and the shares are not otherwise used in an unrelated trade or business of the tax-exempt entity. Similarly, income from the sale of shares of our common stock will not constitute UBTI, provided that the tax-exempt entity has not financed the acquisition of its shares with “acquisition indebtedness” and the shares are not otherwise used in an unrelated trade or business of the tax-exempt entity.

 For tax-exempt U.S. Stockholders which are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans, exempt from federal income taxation under Code Sections 501(c)(7), (9), (17) and (20), respectively, income from an investment in shares of our common stock generally will constitute UBTI unless the organization is able to properly deduct amounts set aside or placed in reserve for certain purposes so as to offset the income generated by its shares of shares of our common stock. Such prospective investors should consult their own tax advisors concerning these “set-aside” and reserve requirements.

 Notwithstanding the above, however, a portion of the dividends paid by a “pension-held REIT” is treated as UBTI as to any trust which (i) is described in Section 401(a) of the Code, (ii) is tax-exempt under Section 501(a) of the Code and (iii) holds more than 10% (by value) of the interests in the REIT. Tax-exempt pension funds that are described in Section 401(a) of the Code and exempt from tax under Section 501(a) of the Code are referred to below as “qualified trusts.”

 A REIT is a “pension-held REIT” if (i) it would not have qualified as a REIT under the Code but for the fact that Section 856(h)(3) of the Code provides that stock owned by qualified trusts shall be treated, for purposes of the “not closely held” requirement, as owned by the beneficiaries of the trust (rather than by the trust itself), (ii) the percentage of the REIT’s dividends that the tax-exempt trust must treat as UBTI is at least 5%, and (iii) either (a) at least one such qualified trust holds more than 25% (by value) of the interests in the REIT or (b) one or more such qualified trusts, each of whom owns more than 10% (by value) of the interests in the REIT, hold in the aggregate more than 50% (by value) of the interests in the REIT. The percentage of any REIT dividend treated as UBTI is equal to the ratio of (i) the gross income of the REIT from unrelated trades or businesses, determined as though the REIT were a qualified trust, less direct expenses related to this gross income, to (ii) the total gross income of the REIT, less direct expenses related to the total gross income. The provisions requiring qualified trusts to treat a portion of REIT distributions as UBTI will not apply if the REIT is able to satisfy the “not closely held” requirement without relying upon the “look-through” exception with respect to qualified trusts. We do not expect to be classified as a “pension-held REIT.”

 The rules described above under the heading “Taxation of U.S. Stockholders” concerning the inclusion of our designated undistributed net capital gains in the income of its stockholders will apply to tax-exempt entities. Thus, tax-exempt entities will be allowed a credit or refund of the tax deemed paid by these entities in respect of the includible gains.

 Certain U.S. Federal Income Tax Consequences of the Dividend to United States Stockholders:  Each stockholder must include the sum of the value of the shares of our common stock and the amount of cash, if any, received pursuant to the dividend in its gross income as dividend income to the extent that such stockholder’s share of the dividend is made out of its share of the portion of our current and accumulated earnings and profits allocable to the dividend. For this purpose, the amount of the dividend paid in shares of our common stock will be equal to the amount of cash that could have been received instead of the shares of our common stock. A stockholder that receives shares of our common stock pursuant to the dividend would have a tax basis in such shares equal to the amount of cash that could have been received instead of such shares as described above, and the holding period in such shares would begin on the day following the payment date for the dividend.

 The dividend will not be eligible for the dividends received deduction available to U.S. stockholders that are domestic corporations but not S corporations. Such corporate holders should also consider the possible effects of section 1059 of the Code, which reduces a corporate holder’s basis in its shares, but not below zero, by the non-taxed portion of an extraordinary dividend, where the holder has not held such shares for more than two years before the dividend announcement date. Corporate stockholders should also consider the effect of the corporate alternative minimum tax, which imposes a maximum tax rate of 20% on a corporation’s alternative minimum taxable income for the taxable year and which is calculated without regard to the dividends received deduction.

 For certain U.S. stockholders, the dividend may be an “extraordinary dividend.” An “extraordinary dividend” is a dividend that is equal to at least 10% of a stockholder’s adjusted basis in its shares of our common stock. A U.S. stockholder that receives an extraordinary dividend and later sells its underlying shares at a loss will be treated as realizing a long-term capital loss, regardless of its holding period in its shares, to the extent of the extraordinary dividend.

Special Tax Considerations For Non-U.S. Stockholders

 Taxation of Non-U.S. Stockholders:    The rules governing U.S. federal income taxation of nonresident alien individuals, foreign corporations, foreign partnerships and other foreign stockholders (collectively, “Non-U.S. Stockholders”) are complex, and no attempt will be made herein to provide more than a limited summary of such rules. Prospective Non-U.S. Stockholders should consult with their tax advisors to determine the impact of U.S. federal, state and local income tax laws with regard to an investment in shares of our common stock, including any reporting requirements.

 Distributions by us to a Non-U.S. Stockholder that are neither attributable to gain from sales or exchanges by us of United States real property interests (“USPRIs”) (as defined below) nor designated by us as capital gain dividends will be treated as dividends of ordinary income to the extent that they are made out of our current or accumulated earnings and profits. Such distributions will ordinarily be subject to a withholding tax equal to 30% of the gross amount of the distribution unless an applicable tax treaty reduces that tax. Under certain treaties, lower withholding rates generally applicable to dividends do not apply to dividends from a REIT. However, if income from the investment in shares of our common stock is treated as effectively connected with the Non-U.S. Stockholder’s conduct of a U.S. trade or business or is attributable to a permanent establishment that the Non-U.S. Stockholder maintains in the United States (if that is required by an applicable income tax treaty as a condition for subjecting the Non-U.S. Stockholder to U.S. taxation on a net income basis) the Non-U.S. Stockholder generally will be subject to tax at graduated rates, in the same manner as U.S. Stockholders are taxed with respect to such income and is generally not subject to withholding. Any such effectively connected distributions received by a Non-U.S. Stockholder that is a corporation may also be subject to an additional branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. We expect to withhold U.S. income tax at the rate of 30% on the gross amount of any dividends paid to a Non-U.S. Stockholder, other than dividends treated as attributable to gain from sales or exchanges of U.S. real property interests and capital gain dividends, paid to a Non-U.S. Stockholder, unless (a) a lower treaty rate applies and the required form evidencing eligibility for that reduced rate is submitted to us or the appropriate withholding agent or (b) the Non-U.S. Stockholder submits an IRS Form W-8 ECI (or a successor form) to us or the appropriate withholding agent claiming that the distributions are effectively connected with the Non-U.S. Stockholder’s conduct of a U.S. trade or business and, in either case, other applicable requirements were met.

 Distributions in excess of our current and accumulated earnings and profits will not be taxable to a Non-U.S. Stockholder to the extent that they do not exceed the adjusted basis of the Non-U.S. Stockholder’s shares, but rather will reduce the adjusted basis of such shares. For FIRPTA (defined below) withholding purposes (discussed below) such distribution will be treated as consideration for the sale or exchange of shares. To the extent that such distributions exceed the adjusted basis of a Non-U.S. Stockholder’s shares, these distributions will give rise to tax liability if the Non-U.S. Stockholder would otherwise be subject to tax on any gain from the sale or disposition of its shares, as described below. If it cannot be determined at the time a distribution is made whether or not such distribution will be in excess of current and accumulated earnings and profits, the distribution will be subject to withholding at the rate applicable to dividends. However, the Non-U.S. Stockholder may seek a refund of such amounts from the IRS if it is subsequently determined that such distribution was, in fact, in excess of our current and accumulated earnings and profits.

 Distributions to a Non-U.S. Stockholder that are designated by us at the time of distribution as capital gain dividends (other than those arising from the disposition of a USRPI) generally will not be subject to U.S. federal income taxation unless (i) investment in the shares is effectively connected with the Non-U.S. Stockholder’s U.S. trade or business, in which case the Non-U.S. Stockholder will be subject to the same treatment as a U.S. Stockholder with respect to such gain (except that a corporate Non-U.S. Stockholder may also be subject to the 30% branch profits tax, as discussed above), or (ii) the Non-U.S. Stockholder is a nonresident alien individual who is present in the United States for 183 days or more during the taxable year and has a “tax home” in the United States, in which case such stockholder will be subject to a 30% tax on his or her capital gains.

 For any year in which we qualify as a REIT, distributions that are attributable to gain from sales or exchanges by us of USRPIs will be taxed to a Non-U.S. Stockholder under the provisions of the Foreign Investment in Real Property Tax Act of 1980 (“FIRPTA”). A USRPI includes certain interests in real property and stock in corporations at least 50% of whose assets consist of interests in real property.  Under FIRPTA, these distributions are taxed to a Non-U.S. Stockholder as if such gain were effectively connected with a U.S. business. Thus, Non-U.S. Stockholders would be taxed at the normal capital gain rates applicable to U.S. Stockholders (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals). Also, distributions subject to FIRPTA may be subject to a 30% branch profits tax in the hands of a corporate Non-U.S. Stockholder not entitled to treaty relief or exemption. We are required by applicable Treasury Regulations to withhold 35% of any distribution to a Non-U.S. Stockholder that could be designated by us as a capital gain dividend. This amount is creditable against the Non-U.S. Stockholder’s U.S. federal income tax liability. We or any nominee (e.g., a broker holding shares in street name) may rely on a certificate of Non-U.S. Stockholder status on IRS Form W-8 to determine whether withholding is required on gains realized from the disposition of U.S. real property interests. A U.S. Stockholder who holds shares on behalf of a Non-U.S. Stockholder will bear the burden of withholding, provided that we have properly designated the appropriate portion of a distribution as a capital gain dividend.

 Capital gain distributions to Non-U.S. Stockholders that are attributable to our sale of real property will be treated as ordinary dividends rather than as gain from the sale of a USRPI, as long as (1) shares of our common stock continue to treated as being “regularly traded” on an established securities market in the United States and (2) the Non-U.S. stockholder did not own more than 5% of shares of our common stock at any time during the one-year period preceding the distribution.  As a result, Non-U.S. stockholders owning 5% or less of shares of our common stock generally will be subject to withholding tax on such capital gain distributions in the same manner as they are subject to withholding tax on ordinary dividends.  If shares of our common stock cease to be regularly traded on an established securities market in the United States or the Non-U.S. stockholder owned more than 5% of shares of our common stock at any time during the one-year period preceding the distribution, capital gain distributions that are attributable to our sale of real property would be subject to tax under FIRPTA, as described in the preceding paragraph.  If a Non-U.S. stockholder disposes of shares of our common stock during the 30-day period preceding the ex-dividend date of any dividend payment, and such Non-U.S. stockholder (or a person related to such Non-U.S. stockholder) acquires or enters into a contract or option to acquire shares of our common stock within 61 days of the first day of such 30-day period described above, and any portion of such dividend payment would, but for the disposition, be treated as a USRPI capital gain to such Non-U.S. stockholder under FIRPTA, then such Non-U.S. stockholder shall be treated as having USRPI capital gain in an amount that, but for the disposition, would have been treated as USRPI capital gain.

 Gain recognized by a Non-U.S. Stockholder upon a sale of stock of a REIT generally will not be taxed under FIRPTA if the REIT is a “domestically-controlled REIT” (generally, a REIT in which at all times during a specified testing period less than 50% in value of its stock is held directly or indirectly by foreign persons). Since it is currently anticipated that we will be a “domestically-controlled REIT,” a Non-U.S. Stockholder’s sale of shares of our common stock should not be subject to taxation under FIRPTA. However, because shares of our common stock are publicly-traded, no assurance can be given that we will continue to be a “domestically-controlled REIT.” Notwithstanding the foregoing, gain from the sale of shares of our common stock that is not subject to FIRPTA will be taxable to a Non-U.S. Stockholder if (i) the Non-U.S. Stockholder’s investment in the shares is “effectively connected” with the Non-U.S. Stockholder’s U.S. trade or business, in which case the Non-U.S. Stockholder will be subject to the same treatment as a U.S. Stockholder with respect to such gain (a Non-U.S. Stockholder that is a foreign corporation may also be subject to a 30% branch profits tax, as discussed above), or (ii) the Non-U.S. Stockholder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and has a “tax home” in the United States, in which case the nonresident alien individual will be subject to a 30% tax on the individual’s capital gains. If the gain on the sale of shares were to be subject to taxation under FIRPTA, the Non-U.S. Stockholder would be subject to the same treatment as a U.S. Stockholder with respect to such gain (subject to applicable alternative minimum tax, possible withholding tax and a special alternative minimum tax in the case of nonresident alien individuals).

 If we are not, or cease to be, a “domestically-controlled REIT,” whether gain arising from the sale or exchange of shares by a Non-U.S. Stockholder would be subject to United States taxation under FIRPTA as a sale of a USRPI will depend on whether any class of our shares is “regularly traded” (as defined by applicable Treasury Regulations) on an established securities market (e.g., the New York Stock Exchange), as is the case with shares of our common stock, and on the size of the selling Non-U.S. Stockholder’s interest in us. In the case where we are not, or cease to be, a “domestically-controlled REIT” and any class of our shares is “regularly traded” on an established securities market at any time during the calendar year, a sale of shares of that class by a Non-U.S. Stockholder will only be treated as a sale of a USRPI (and thus subject to taxation under FIRPTA) if such selling stockholder beneficially owns (including by attribution) more than 5% of the total fair market value of all of the shares of such class at any time during the five-year period ending either on the date of such sale or other applicable determination date. To the extent we have one or more classes of shares outstanding that are “regularly traded,” but the Non-U.S. Stockholder sells shares of a class of our shares that is not “regularly traded,” the sale of shares of such class would be treated as a sale of a USRPI under the foregoing rule only if the shares of such latter class acquired by the Non-U.S. Stockholder have a total net market value on the date they are acquired that is greater than 5% of the total fair market value of the “regularly traded” class of our shares having the lowest fair market value (or with respect to a nontraded class of our shares convertible into a “regularly traded” market value on the date of acquisition of the total fair market value of the “regularly traded” class into which it is convertible). If gain on the sale or exchange of shares were subject to taxation under FIRPTA, the Non-U.S. Stockholder would be subject to regular United States income tax with respect to such gain in the same manner as a U.S. Stockholder (subject to any applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals); provided, however, that deductions otherwise allowable will be allowed as deductions only if the tax returns were filed within the time prescribed by law. In general, the purchaser of the shares would be required to withhold and remit to the IRS 10% of the amount realized by the seller on the sale of such shares.

 Certain U.S. Federal Income Tax Consequences of the Dividend to Non-United States Stockholders:  The following discussion is applicable to non-U.S. stockholders that did not own more than 5% of shares of our common stock at any time during the one-year period ending on the payment date of the dividend.

 A non-U.S. holder of shares of our common stock will treat the amount of the dividend as ordinary income.

 For non-U.S. stockholders, the dividend will be subject to withholding of United States federal income tax on a gross basis at a 30% rate or such lower rate as may be specified by an applicable income tax treaty, unless it is treated as effectively connected with the conduct by the non-U.S. stockholder of a United States trade or business. Certain certification and disclosure requirements must be satisfied for the stockholder to be exempt from withholding under the effectively connected income exemption. If the dividend is effectively connected with such a trade or business, a non-U.S. stockholder will be subject to tax on the dividend on a net basis (that is, after allowance of deductions) at graduated rates and generally will not be subject to withholding. A non-U.S. stockholder that is a corporation may also be subject to an additional branch profits tax on the dividend at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

 Generally, information reporting will apply to the payment of the dividend, and backup withholding at the rate of 28% may apply, unless the payee certifies that it is not a U.S. person or otherwise establishes an exemption.

 Information Reporting Requirements and Backup Withholding Tax

 U.S. Stockholders:    We will report to our U.S. Stockholders and the IRS the amount of dividends paid during each calendar year, and the amount of tax withheld, if any. Under the backup withholding rules, backup withholding may apply to a U.S. Stockholder with respect to dividends paid unless the U.S. Stockholder (a) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, or (b) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. The IRS may also impose penalties on a U.S. Stockholder that does not provide us with its correct taxpayer identification number. A U.S. Stockholder may credit any amount paid as backup withholding against the stockholder’s income tax liability. In addition, we may be required to withhold a portion of capital gain distributions to any U.S. Stockholder who fails to certify to us its non-foreign status.

 Non-U.S. Stockholders:    If you are a Non-U.S. Stockholder, you are generally exempt from backup withholding and information reporting requirements with respect to:

•	dividend payments;

•	the payment of the proceeds from the sale of shares of our common stock effected at a United States office of a broker,

 as long as the income associated with these payments is otherwise exempt from U.S. federal income tax, and:

•	the payor or broker does not have actual knowledge or reason to know that you are a United States person and you have furnished to the payor or broker:

•	a valid IRS Form W-8BEN or an acceptable substitute form upon which you certify, under penalties of perjury, that you are a non-United States person, or

•	other documentation upon which it may rely to treat the payments as made to a non-United States person in accordance with Treasury Regulations, or

•	you otherwise establish your right to an exemption.

 Payment of the proceeds from the sale of shares of our common stock effected at a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, a sale of shares of our common stock that is effected at a foreign office of a broker will be subject to information reporting and backup withholding if:

•	the proceeds are transferred to an account maintained by you in the United States;

•	the payment of proceeds or the confirmation of the sale is mailed to you at a United States address; or

•
the sale has some other specified connection with the United States as provided in the Treasury Regulations, unless the broker does not have actual knowledge or reason to know that you are a United States person and the documentation requirements described above are met or you otherwise establish an exemption.

In addition, a sale of shares of our common stock will be subject to information reporting if it is effected at a foreign office of a broker that is:

•	a United States person;

•	a controlled foreign corporation for United States tax purposes;

•	a foreign person 50% or more of whose gross income is effectively connected with the conduct of a United States trade or business for a specified three-year period; or

•	a foreign partnership, if at any time during its tax year:

•	one or more of its partners are “U.S. persons,” as defined in Treasury Regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership; or

•	such foreign partnership is engaged in the conduct of a United States trade or business,

unless the broker does not have actual knowledge or reason to know that you are a United States person and the documentation requirements described above are met or you otherwise establish your right to an exemption. Backup withholding will apply if the sale is subject to information reporting and the broker has actual knowledge that you are a United States person.

 You generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed your income tax liability by filing a refund claim with the IRS.

 State and Local Tax

We and our stockholders may be subject to state and local tax in various states and localities, including those in which we or they transact business, own property or reside. Our tax treatment and that of our stockholders in such jurisdictions may differ from the U.S. federal income tax treatment described above. Consequently, prospective stockholders should consult their own tax advisors regarding the effect of state and local tax laws on an investment in shares of our common stock.

LEGAL MATTERS

Legal matters, including tax matters, relating to this prospectus supplement, have been passed upon for us by Sonnenschein Nath & Rosenthal LLP.

EXPERTS

The consolidated financial statements of One Liberty Properties, Inc. appearing in One Liberty Properties, Inc.’s Annual Report (Form 10-K/A) for the year ended December 31, 2008 (including the schedule appearing therein), and the effectiveness of One Liberty Properties, Inc.’s internal control over financial reporting as of December 31, 2008, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference.  Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission, or the Commission. Our filings with the Commission are available to the public on the Internet at the Commission’s website at http://www.sec.gov. You may also read and copy any document that we file with the Commission at its Public Reference Room, 100 F Street, N.E., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the Public Reference Room and its copy charges.

The information incorporated by reference herein is an important part of this prospectus supplement. Any statement contained in a document which is incorporated by reference in this prospectus supplement is automatically updated and superseded if information contained in a subsequent filing or in this prospectus supplement, or information that we later file with the Commission prior to the termination of this offering, modifies or replaces this information. The following documents filed with the Commission are incorporated by reference into this prospectus supplement, except for any document or portion thereof “furnished” to the Commission:

•	Our Annual Report on Form 10-K for the year ended December 31, 2008, filed on March 13, 2009, and Amendment No. 1 to the Form 10-K, filed on March 31, 2009;

•	our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2009 and June 30, 2009;

•
our Current Reports on Form 8-K, filed on March 16, 2009, April 7, 2009, April 8, 2009, April 27, 2009, May 6, 2009, June 4, 2009, June 24, 2009, July 20, 2009, August 5, 2009 and September 11, 2009; and

•
all documents that we file with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), after the date of this prospectus supplement and prior to the termination of this offering.

 To receive a free copy of any of the documents incorporated by reference in this prospectus supplement (other than exhibits, unless they are specifically incorporated by reference in the documents), write us at the following address or call us at the telephone number listed below:

ONE LIBERTY PROPERTIES, INC.
60 Cutter Mill Road
Suite 303
Great Neck, New York 11021
Attention: Mark H. Lundy
(516) 466-3100

We maintain an internet website at http://www.onelibertyproperties.com.  We are not incorporating by reference in this prospectus supplement any material from our website.  The reference to our website is an inactive textual reference to the uniform resource locator (URL) and is for your reference only.

PROSPECTUS

ONE LIBERTY PROPERTIES, INC.

Common Stock

$50,000,000

We may sell, from time to time, shares of our common stock, par value $1.00 per share, in one or more offerings up to a total dollar amount of $50,000,000.

Our common stock is listed for trading on the New York Stock Exchange under the trading symbol “OLP.”

We will offer our securities in amounts, at prices and on the terms to be determined at the time we offer the securities.  We will provide specific terms of these securities in prospectus supplements to this prospectus.  We are organized and conduct our operations so as to qualify as a real estate investment trust, or REIT, for federal income tax purposes.  The specific terms of the securities may include limitations on actual, beneficial or constructive ownership and restrictions on the transfer of the securities that may be appropriate to preserve our status as a REIT.

The securities may be offered on a delayed or continuous basis directly by us, through agents, underwriters or dealers as designated from time to time, through a combination of these methods or through any other method provided in the applicable prospectus supplement.  If any underwriters are involved in the sale of the securities, the names of such underwriters and any applicable commissions or discounts will be set forth in a prospectus supplement.  For additional information on the methods of sale of the securities, you should refer to the section entitled “Plan of Distribution” in this prospectus.  You should read this prospectus and the applicable prospectus supplement carefully before you invest.

Investing in our securities involves risks.  Before buying our securities, you should refer to the risk factors included in our periodic reports, in prospectus supplements relating to specific offerings and in other information that we file with the Securities and Exchange Commission.  See “Risk Factors” on page 5.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

The date of this prospectus is April 7, 2009

TABLE OF CONTENTS

ABOUT THIS PROSPECTUS	2
WHERE YOU CAN FIND MORE INFORMATION	3
WHO WE ARE	4
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS	5
RISK FACTORS	5
USE OF PROCEEDS	5
DESCRIPTION OF SECURITIES	5
PROVISIONS OF MARYLAND LAW AND OF OUR CHARTER AND BYLAWS	7
FEDERAL INCOME TAX CONSIDERATIONS	12
IMPORTANCE OF OBTAINING PROFESSIONAL TAX ADVICE	26
PLAN OF DISTRIBUTION	26
LEGAL MATTERS	28
EXPERTS	28

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission (the “SEC”), utilizing a “shelf” registration process, which allows us to sell common stock from time to time in one or more offerings up to an aggregate public offering price of $50,000,000.

This prospectus only provides you with a general description of the securities we may offer.  Each time we sell securities, we will provide a supplement to this prospectus that will contain specific information about the terms of the securities offered, including the amount, the price and the terms determined at the time of the offering.  The prospectus supplement may also add to, update or change information contained in this prospectus.  Before purchasing any securities, you should carefully read both this prospectus and any supplement, together with additional information described under the heading “Where You Can Find More Information.”

You should rely only on the information contained or incorporated by reference in this prospectus and any prospectus supplement or amendment.  We have not authorized any other person to provide you information different from that contained in this prospectus or incorporated by reference in this prospectus or any prospectus supplement or amendment.  You should assume that the information appearing in this prospectus or any applicable prospectus supplement or the documents incorporated by reference herein or therein is accurate only as of the date on the cover page.  Our business, financial condition, results of operations and prospects may have changed since that date.

In this prospectus, references to “OLP”, “Company,” “we,” “us,” “our,” and “registrant” refer to One Liberty Properties, Inc. and all our subsidiaries.  The phrase “this prospectus” refers to this prospectus and the applicable prospectus supplement, unless the context otherwise requires.  References to “securities” refer to the common stock offered by this prospectus, unless we specify or the context indicates or requires otherwise.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC.  Our electronic filings with the SEC are available to the public on the Internet at the SEC’s web site at http://www.sec.gov.  You may also read and copy any document we file with the SEC at the SEC’s Public Reference Room located at 100 F Street, N.E., Washington, DC  20549.  Please call the SEC at 800-SEC-0330 for more information about their public reference room and their copy charges.

The SEC allows us to “incorporate by reference” the information we file with the SEC, which means that we can disclose information to you by referring you to those documents.  Any information that we refer to in this manner is considered part of this prospectus.  Any information that we file with the SEC after the date of this prospectus will automatically update and supersede the information contained in this prospectus.

We are incorporating by reference the following documents that we have previously filed with the SEC (Commission File No. 001-09279), except for any document or portion thereof “furnished” to the SEC:

•	Our Annual Report on Form 10-K for the year ended December 31, 2008, filed on March 13, 2009, and Amendment No. 1 to the Form 10-K, filed on March 31, 2009;

•	Our Current Report on Form 8-K, filed on March 16, 2009;

•
The description of our shares contained in our Registration Statement on Form 8-A, filed on January 5, 2004, pursuant to Section 12(g) of the Exchange Act, as amended, and the description set forth in the final prospectus supplement filed pursuant to Rule 424(b)(2) on October 28, 2003, which is incorporated therein by reference, including any amendment or report filed for the purpose of updating such description.

All documents and reports filed by us with the SEC (other than Current Reports on Form 8-K furnished pursuant to Item 2.02 or Item 7.01 of Form 8-K, unless otherwise indicated therein) pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), after the date of this prospectus and prior to the termination of this offering shall be deemed incorporated by reference in this prospectus and shall be deemed to be a part of this prospectus from the date of filing of such documents and reports.  Any statement in a document incorporated or deemed to be incorporated by reference in this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement in this prospectus or in any subsequently filed document or report incorporated or deemed to be incorporated by reference in this prospectus modifies or supersedes such statement.  Any such statement so modified or superseded shall only be deemed to constitute a part of this prospectus as it is so modified or superseded.

We will provide without charge to each person, including any beneficial owner, to whom this prospectus is delivered, upon written or oral request of such person, a copy of any or all of the documents incorporated by reference in this prospectus other than exhibits, unless such exhibits specifically are incorporated by reference into such documents or this prospectus.

Requests for such documents should be addressed in writing or by telephone to: Mark H. Lundy, Secretary, One Liberty Properties, Inc., 60 Cutter Mill Road, Great Neck,  N.Y.  11021 or 516-466-3100.

WHO WE ARE

We are a self-administered and self-managed real estate investment trust, also known as a REIT.  We were incorporated under the laws of the State of Maryland on December 20, 1982.  We acquire, own and manage a geographically diversified portfolio of retail (including furniture and office supply stores), industrial, office, flex, health and fitness and other properties, a substantial portion of which are under long-term leases. Substantially all of our leases are “net leases,” under which the tenant is typically responsible for real estate taxes, insurance and ordinary maintenance and repairs.  As of December 31, 2008, we owned 79 properties, three of which are vacant, and one of which is a 50% tenancy in common interest, and participated in five joint ventures that own five properties, one of which is vacant.  Our properties and the properties owned by our joint ventures are located in 29 states and have an aggregate of approximately 6.1 million square feet of space (including approximately 106,000 square feet of space at the property in which we own a tenancy in common interest and approximately 1.5 million square feet of space at properties owned by the joint ventures in which we participate).

As a result of a severe national economic recession during 2008, which is continuing into 2009, consumer confidence and retail spending have declined and may continue to decline.  Approximately 55% of the rental income that is payable to us in 2009 under leases existing at December 31, 2008, including rental income payable on our tenancy in common interest and excluding any rental income from five properties formerly leased by Circuit City Stores, Inc. (hereinafter “2009 contractual rental income”) will be derived from rent paid by retail tenants.  If the financial problems of our retail tenants continue or deteriorate further, our revenues could decline significantly and our real estate expenses could increase.  During the fourth quarter of 2008, we recorded an impairment charge of $5.2 million relating to three properties that were leased to Circuit City Stores, Inc. (hereinafter “Circuit City”).  Circuit City filed for protection under Federal bankruptcy laws in November 2008 and has rejected all of its leases on our properties.  To the extent that our other retail tenants are adversely affected by the recession and reduced consumer spending, our portfolio may be further adversely effected.

Our 2009 contractual rental income will be approximately $42 million.  In 2009, we expect that our share of the rental income payable to our five joint ventures which own properties will be approximately $1.4 million.  On December 31, 2008, the occupancy rate of properties owned by us was 97.5% based on square footage (including the property in which we own a tenancy in common interest and the properties formerly leased to Circuit City) and the occupancy rate of properties owned by our joint ventures was 99.5% based on square footage.  The weighted average remaining term of the leases in our portfolio, including our tenancy in common interest (excluding the properties formerly leased to Circuit City), is 9.4 years and 10.7 years for the leases at properties owned by our joint ventures.

The address and phone number of our principal executive office is 60 Cutter Mill Road, Great Neck, N.Y.  11021 and 516-466-3100.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and other documents we file with the SEC contain forward-looking statements that are based on current expectations, estimates, forecasts and projections about us, our future performance, the industries in which we operate, our beliefs and our management’s assumptions.  In addition, other written or oral statements that constitute forward-looking statements may be made by or on behalf of us.  Words such as “expects,” “anticipates,” “targets,” “goals,” “projects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” variations of such words and similar expressions are intended to identify such forward-looking statements.  These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict.  Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements.  Except as required under the federal securities laws and the rules and regulations of the SEC, we do not have any intention or obligation to update publicly any forward-looking statements after the distribution of this prospectus, whether as a result of new information, future events, changes in assumptions, or otherwise.

RISK FACTORS

Before you invest in any of our securities, in addition to the other information in this prospectus and the applicable prospectus supplement, you should carefully consider the risk factors under the heading “Risk Factors” contained in Part I, Item 1A in our most recent Annual Report on Form 10-K and any risk factors disclosed under the heading “Risk Factors” in Part II, Item 1A in any Quarterly Report on Form 10-Q that we file after our most recent Annual Report on Form 10-K, which are incorporated by reference into this prospectus and the applicable prospectus supplement, as the same may be updated from time to time by our future filings under the Exchange Act.

The risks and uncertainties we describe are not the only ones facing our Company. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business or operations. Any adverse effect on our business, financial condition or operating results could result in a decline in the value of the securities and the loss of all or part of your investment.

USE OF PROCEEDS

Unless otherwise indicated in the applicable prospectus supplement, we anticipate that the net proceeds from the sale of the securities that we may offer under this prospectus will be used for general corporate purposes.  General corporate purposes may include repayment of debt, capital expenditures and any other purposes that we may specify in the applicable prospectus supplement.  In addition, we may use all or a portion of any net proceeds to acquire real property as part of our regular business.  If a material part of the net proceeds is used to repay indebtedness, we will set forth the interest rate and maturity of such indebtedness in a prospectus supplement, as required.

We will have significant discretion in the use of any net proceeds.  Investors will be relying on the judgment of our management regarding the application of the proceeds from any sale of the securities.  We may invest the net proceeds temporarily until we use them for their stated purpose.

DESCRIPTION OF SECURITIES

The following paragraphs constitute a summary as of the date of this prospectus and do not purport to be a complete description of our securities.  The following paragraphs are qualified in their entirety by our Articles of Incorporation, as amended and restated, our Bylaws, as amended, and Maryland law.  For a complete description of our securities, we refer you to our Articles of Incorporation, as amended and restated, and our Bylaws, as amended, each of which is incorporated by reference in this prospectus and any accompanying prospectus supplement.

General

Our Articles of Incorporation, as amended and restated, which we refer to herein as our “charter,” provides that we may issue up to 37,500,000 shares of capital stock, consisting of 25,000,000 shares of common stock, par value $1.00 per share, and 12,500,000 shares of preferred stock, par value $1.00 per share.  As of March 31, 2009, 10,175,345 shares of common stock (including 213,625 shares awarded under restricted stock grants subject to vesting conditions) and no shares of preferred stock were outstanding.

Common Stock

Subject to the preferential rights of any other shares or series of capital stock, holders of shares of our common stock are entitled to receive distributions on such shares if, as and when authorized and declared by our board of directors out of assets legally available and to share ratably in our assets legally available for distribution to our stockholders in the event of our liquidation, dissolution or winding-up after payment of, or adequate provision for, all known debts and liabilities.

Each outstanding share of our common stock entitles the holder to one vote on all matters submitted to a vote of stockholders, including the election of directors.  There is no cumulative voting in the election of directors, which means that the holders of a majority of the outstanding shares of our common stock, voting as one class, can elect all of the directors then standing for election and the holders of the remaining shares of our common stock will not be able to elect any directors.  Holders of shares of common stock have no preference, conversion, sinking fund, redemption, exchange or preemptive rights to subscribe for any of our securities.

Our board of directors is authorized by our charter to take such action, in addition to the other provisions contained in the charter, as it deems necessary or advisable, to protect the Company and the interests of shareholders by preserving our status as a REIT.  The charter authorizes our board of directors to refuse or prevent a transfer of shares of our common stock to any person whose acquisition of such shares would, in the opinion of our board of directors, result in our disqualification as a REIT.  In addition, any transfer of our common stock that, if effective, results in a shareholder owning shares in excess of the ownership limit set forth in our charter, or in our shares of common stock being owned by less than 100 persons or results in the Company being “closely held” shall be void from the date of the transfer.

Pursuant to the Maryland General Corporation Law (the “MGCL”), a corporation generally cannot (except under and in compliance with specifically enumerated provisions of the MGCL) dissolve, amend its charter, merge, sell all or substantially all of its assets, engage in a share exchange or engage in similar transactions outside the ordinary course of business unless approved by the affirmative vote of stockholders holding at least two-thirds of the shares entitled to vote on the matter, unless a lesser percentage (but not less than a majority of all of the votes entitled to be cast on the matter) is set forth in the corporation’s charter.  Our charter provides for approval of any such action by a majority of the votes entitled to be cast in the matter, except that an amendment to our charter changing the rights, privileges or preferences of any class or series of outstanding stock must be approved by not less than two-thirds of the outstanding shares of such class or series of stock.

Preferred Stock

Our charter authorizes us to issue up to 12,500,000 shares of preferred stock, par value $1.00 per share.  As of the date of this prospectus, no preferred stock is outstanding.

If we issue preferred stock, the shares we issue will be fully paid and non-assessable.  Prior to the issuance of a new series of preferred stock, we will file, with the State Department of Assessments and Taxation of Maryland, Articles of Amendment that will become part of our charter and that will set forth the terms of the new series including:

•	the title and stated value;

•	the number of shares offered, liquidation preference and offering price;

•	the dividend rate, if any, and, if applicable, the dividend periods and payment dates;

•	the date on which dividends, if any, begin to accrue, and, if applicable, accumulate;

•	any auction and remarketing procedures;

•	any retirement or sinking fund requirement;

•	the terms and conditions of any redemption right;

•	the terms and conditions of any conversion or exchange right;

•	any listing of the offered shares on any securities exchange;

•	any voting rights;

•	the relative ranking and preferences of the preferred shares as to dividends, liquidation, dissolution or winding up;

•	any limitations on issuances of any other series of preferred stock ranking senior to or on a parity with the series of preferred stock as to dividends, liquidation, dissolution or winding up;

•	any limitations on direct or beneficial ownership and restrictions on transfer; and

•
any other specific terms, preferences, rights, limitations or restrictions, including any restrictions on the repurchases or redemption of shares by us while there is any arrearage in the payment of applicable dividends or sinking fund installments.

PROVISIONS OF MARYLAND LAW AND OF OUR CHARTER AND BYLAWS

Restrictions on Ownership and Transfer

In order for OLP to qualify as a REIT under the Internal Revenue Code of 1986, as amended (the “Code”), not more than 50% in value of our outstanding shares may be owned, directly or indirectly, by five or fewer individuals (defined in the Code to include certain entities such as qualified pension plans) during the last half of a taxable year and shares must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of twelve months (or during a proportionate part of a shorter taxable year).

Because our board of directors determined that it is important for us to continue to qualify as a REIT, our charter was amended in 2005 (after approval by our shareholders), to restrict, subject to certain exceptions, the number of shares that a person may own.  These provisions are designed to safeguard us against an inadvertent loss of REIT status.

Pursuant to our charter, as amended in 2005, (i) any stockholder who beneficially owned a total amount or value in excess of 9.9% of our stock on June 14, 2005 was prohibited from beneficially owning in excess of a total amount or value of our stock that may cause the Company to violate such provisions of the Code relating to REITs, and (ii) any other person was restricted from beneficially owning a total amount or value of 9.9% or more of any class or series of common stock and preferred stock of the Company.  Pursuant to the attribution rules under the Code, Fredric H. Gould, chairman of our board of directors, is our only stockholder that beneficially owned in excess of 9.9% of our capital stock on June 14, 2005.  Therefore, except as limited by the Code and the rules and regulations promulgated thereunder, or as our board of directors may otherwise require, Mr. Gould is the only person permitted to own and acquire shares of our capital stock, directly or indirectly, in excess of 9.9% of total amount or value.

The stock ownership rules under the Code are complex and may cause the outstanding shares of stock owned by a group of related individuals or entities to be deemed to be beneficially owned by one individual or entity.  Specific attribution rules apply in determining whether an individual or entity owns any class or series of common stock or preferred stock of the Company.  Under these rules, any shares owned by a corporation, partnership, estate or trust are deemed to be owned proportionately by such entities’ stockholders, partners, or beneficiaries.  Furthermore, an individual stockholder is deemed to own any shares that are owned, directly or indirectly, by that stockholders’ brothers and sisters, spouse, parents or other ancestors, and children or other descendants.  In addition, a stockholder is deemed to own any shares that he can acquire by exercising options.

As a result of these attribution rules, even though a stockholder may own less than 9.9% of a class of outstanding shares, that individual or entity may be deemed to beneficially own 9.9% or more of the class of outstanding stock, which would subject the individual or entity to the ownership limitations contained in our charter.  The charter provides that any attempt to acquire or transfer shares of common stock or preferred stock and any resulting transfer thereof which would result in a stockholder owning an amount that equals or exceeds the ownership limit without the consent of the board of directors shall be null and void.

In the event that the board of directors or its designees determines in good faith that a prohibited transfer has taken place or is intended, the board or its designee is authorized to take any action it deems advisable to void or to prevent the transfer.  These actions include, among other things, refusing to give effect to the transfer on the books of the Company, instituting legal proceedings to enjoin the transfer, redeeming the shares purported to be transferred for an amount which may be less than the price the stockholder paid for such shares, and transferring the shares by operation of law to a charitable trust.  In the event the shares are transferred to a charitable trust, any dividends on such shares shall inure to such charitable trust and the trustee of such charitable trust shall be entitled to all voting rights with respect to such shares.

OLP’s board of directors may increase or decrease the ownership limits, provided any decrease may only be made prospectively.  Prior to modification of the ownership limit, OLP’s board may require such opinions of counsel, affidavits, undertakings or agreements as it may deem necessary or advisable in order to determine or ensure our status as a REIT.

Neither the ownership restrictions nor the ownership limit will be removed automatically even if the REIT provisions of the Code are changed so as no longer to contain any ownership concentration limitation or if the ownership concentration limitation is increased.  Except as described above, any change in the ownership restrictions would require an amendment to OLP’s charter.  Amendments to OLP’s charter generally require the affirmative vote of holders owning not less than a majority of the outstanding shares entitled to vote thereon. In addition to preserving OLP’s status as a REIT, the ownership restrictions and the ownership limit may have the effect of precluding an acquisition of control of OLP without the approval of its board of directors.

The ownership limit could have the effect of delaying, deferring or preventing a transaction or a change in control of OLP that might involve a premium price for the common shares or otherwise be in the best interest of OLP’s stockholders.

Classification of Our Board of Directors, Vacancies and Removal of Directors

Our charter provides that our board of directors is divided into three classes.  Directors of each class serve for terms of three years each, with the terms of each class beginning in different years.  We currently have 10 directors.  Two of the classes consist of three directors, and the third class consists of four directors.

At each annual meeting of our stockholders, successors of the class of directors whose term expires at that meeting are elected for a three-year term and the directors in the other two classes continue in office.  A classified board may delay, defer or prevent a change in control or other transaction that might involve a premium over the then prevailing market price for our common stock or other attributes that our stockholders may consider desirable.  In addition, a classified board could prevent stockholders who do not agree with the policies of our board of directors from replacing a majority of the board of directors for two years, except in the event of removal for cause.

Our bylaws provide that any vacancy on our board may be filled by action of a majority of the board.  A director elected by the board to fill a vacancy will hold office until the next annual meeting of stockholders or until his successor is elected and qualified.  Our charter provides that our stockholders may only remove an incumbent director for cause, at a meeting of the stockholders duly called and at which a quorum is present, upon an affirmative vote of the majority of all of the outstanding shares entitled to vote thereon.

Indemnification

Our charter and our bylaws obligate us to indemnify our directors and officers to the maximum extent permitted by Maryland law.  The MGCL permits a corporation to indemnify its present and former directors and officers against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be a party by reason of their service in those or other capacities, unless it is established that (1) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (a) was committed in bad faith, or (b) was the result of active and deliberate dishonesty, or (2) the director or officer actually received an improper personal benefit in money, property or services, or (3) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

Limitation of Liability

The MGCL permits the charter of a Maryland corporation to include a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages, except to the extent that (1) it is proved that the person actually received an improper benefit or profit in money, property or services, or (2) a judgment or other final adjudication is entered in a proceeding based on a finding that the person’s action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding.  Our charter provides for the elimination of the liability of our directors and officers to us or our stockholders for money damages to the maximum extent permitted by Maryland law from time to time.

Maryland Business Combination Act

Pursuant to Article IX of our charter, we have expressly elected not to be subject to, or governed by, the MGCL’s requirements for “business combinations” between a Maryland corporation and “interested stockholders.”

Maryland Control Share Acquisition Act

Maryland law provides that “control shares” of a Maryland corporation acquired in a “control share acquisition” have no voting rights except to the extent approved by a stockholder vote.  Two-thirds of the shares eligible to vote (excluding all interested shares) must vote in favor of granting the “control shares” voting rights.  “Control shares” are voting shares which, if aggregated with all other shares previously acquired by the acquiring person, or in respect of which the acquiring person is able to exercise or direct the exercise of voting power, other than by revocable proxy, would entitle the acquiring person to exercise voting power of at least 10% of the voting power in electing directors.

Control shares do not include shares of stock the acquiring person is entitled to vote as a result of having previously obtained stockholder approval.  A “control share acquisition” means the acquisition of control shares, subject to certain exceptions.

If a person who has made (or proposes to make) a control share acquisition satisfies certain conditions (including agreeing to pay expenses), that person may compel our board of directors to call a special meeting of stockholders to be held within 50 days to consider the voting rights of the shares.  If that person makes no request for a meeting, we have the option to present the question at any stockholders’ meeting.

If voting rights are not approved at a meeting of stockholders, we may redeem any or all of the control shares (except those for which voting rights have previously been approved) for fair value.  We will determine the fair value of the shares, without regard to voting rights, as of the date of either:

•	the last control share acquisition by the acquiring person; or

•	any meeting where stockholders considered and did not approve voting rights of the control shares.

If voting rights for control shares are approved at a stockholders’ meeting and the acquiror becomes entitled to vote a majority of the shares of stock entitled to vote, all other stockholders may exercise appraisal rights.  This means that you would be able to cause us to redeem your stock for fair value.  Under the MGCL, the fair value may not be less than the highest price per share paid in the control share acquisition.  Furthermore, certain limitations otherwise applicable to the exercise of appraisal rights would not apply in the context of a control share acquisition.

The control share acquisition statute would not apply to shares acquired in a merger, consolidation or share exchange if we were a party to the transaction.

Our bylaws exempt any acquisition by Gould Investors L.P. of our equity securities from the provisions of the control share acquisition statute.  This section of our bylaws may not be amended or repealed without the written consent of Gould Investors L.P. or approval of the holders of at least two-thirds of the outstanding shares of our capital stock.

The control share acquisition statute could have the effect of discouraging offers to acquire us and of increasing the difficulty of consummating any such offers, even if our acquisition would be in our stockholders’ best interests.

Amendment to Our Charter

Our charter may be amended by the vote of a majority of the shares entitled to vote, except that no amendment changing the terms or rights of any class or series of outstanding stock, by classification, re-classification or otherwise, will be valid unless such amendment is authorized by not less than two-thirds of the outstanding voting shares of such class or series of stock.

Amendment to Our Bylaws

Our board of directors has the power to alter, modify or repeal any of our bylaws and to make new bylaws, except that our board may not alter, modify or repeal (1) any bylaws made by stockholders; (2) Section 11 of Article II of our bylaws governing the Gould Investors L.P. exemption from the control share acquisition statute; (3) Section 17 of Article III of our bylaws that governs our investment policies and restrictions; or (4) Section 18 of Article III of our bylaws that governs management arrangements.

In addition, our stockholders have the power to alter, modify or repeal any of our bylaws and to make new bylaws by majority vote; however at least two-thirds of the holders of outstanding shares of any preferred stock must vote in favor of any amendment which changes the rights, privileges or preferences of such preferred stock, and the vote of at least two-thirds of the holders of our outstanding shares of capital stock is needed to amend or repeal the Gould Investors L.P. exemption from the control share acquisition statute, as discussed above under “Maryland Control Share Acquisition Act”.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors and officers pursuant to the foregoing provisions or otherwise, we have been advised that, although the validity and scope of the governing statute has not been tested in court, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In addition, state securities laws may limit indemnification.

FEDERAL INCOME TAX CONSIDERATIONS

This section summarizes certain U.S. federal income tax issues that you, as a prospective investor, may consider relevant. Because this section is a summary, it does not address all of the tax issues that may be important to you. In addition, this section does not address the tax issues that may be important to certain types of prospective investors that are subject to special treatment under U.S. federal income tax laws, including, without limitation, insurance companies, tax-exempt organizations (except to the extent discussed in “Taxation of Tax-Exempt Stockholders,” below), financial institutions or broker-dealers, and non-U.S. individuals and foreign corporations (except to the extent discussed in “Taxation of Non-U.S. Stockholders,” below).

The statements in this section are based on current U.S. federal income tax laws. We cannot assure you that new laws, interpretations of law, or court decisions, any of which may have retroactive effect, will not cause one or more statements in this section to be inaccurate.

We have not requested and do not intend to request a ruling from the Internal Revenue Service (“IRS”) as to our current status as a REIT.  However, we have received an opinion from Sonnenschein Nath & Rosenthal LLP (“Sonnenschein”) stating that we have been organized and have operated in conformity with the requirements for qualification and taxation as a REIT under the Code for the taxable year ended December 31, 2008, and that our organization and proposed method of operation will enable us to continue to meet the requirements for qualification and taxation as a REIT under the Code.  It must be emphasized that Sonnenschein’s opinion is based on various assumptions and on our representations concerning our organization and operations, including representations regarding the nature of our assets and the conduct and method of operation of our business, and it cannot be relied upon if any of those assumptions and representations later prove incorrect.  Moreover, continued qualification and taxation as a REIT depends upon our ability to meet, through actual annual operating results, distribution levels and diversity of stock ownership, as well as the other various qualification tests imposed under the Code, the results of which will not be reviewed by Sonnenschein.  Accordingly, no assurance can be given that the actual results of our operations will satisfy such requirements. Additional information regarding the risks associated with our failure to qualify as a REIT are set forth under the caption “Risk Factors” above.  The opinion of Sonnenschein is based upon current law, which is subject to change either prospectively or retroactively. Changes in applicable law could modify the conclusions expressed in its opinion.  Moreover, unlike a tax ruling (which we will not seek), an opinion of counsel is not binding on the IRS, and no assurance can be given that the IRS will not or could not successfully challenge our status as a REIT.

WE URGE YOU TO CONSULT YOUR OWN TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES TO YOU OF INVESTING IN OUR COMMON STOCK AND OF OUR ELECTION TO BE TAXED AS A REIT. SPECIFICALLY, YOU SHOULD CONSULT YOUR OWN TAX ADVISOR REGARDING THE FEDERAL, STATE, LOCAL, FOREIGN, AND OTHER TAX CONSEQUENCES OF SUCH INVESTMENT AND ELECTION AND REGARDING POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

Taxation

We elected to be taxed as a REIT under the U.S. federal income tax laws beginning with our taxable year ended December 31, 1983. We believe that we have operated in a manner qualifying us as a REIT since our election and intend to operate in a manner that will preserve that qualification. This section discusses the laws governing the U.S. federal income tax treatment of a REIT and its stockholders. These laws are highly technical and complex.

Our qualification as a REIT depends on our ability to meet, on a continuing basis, qualification tests set forth in the U.S. federal tax laws. Those qualification tests involve the percentage of income that we earn from specified sources, the percentages of our assets that fall within specified categories, the diversity of our stock ownership and the percentage of our earnings that we distribute. We describe the REIT qualification tests in more detail below. For a discussion of the tax treatment of us and our stockholders if we fail to qualify as a REIT, see “Failure to Qualify,” below.

If we qualify as a REIT, we generally will not be subject to U.S. federal income tax on the taxable income that we distribute to our stockholders. The benefit of that tax treatment is that it avoids the “double taxation” (i.e., taxation at both the corporate and stockholder levels) that generally results from owning stock in a “C” corporation. However, we will be subject to U.S. federal tax in the following circumstances:

•
We will pay U.S. federal income tax on taxable income, including net capital gain, that we do not distribute to stockholders during, or within a specified time period after, the calendar year in which the income is earned.

•	We may be subject to the “alternative minimum tax” on any items of tax preference that we do not distribute or allocate to stockholders.

•	We will pay income tax at the highest corporate rate on:

•	net income from the sale or other disposition of property acquired through foreclosure that we hold primarily for sale to customers in the ordinary course of business; and

•	other non-qualifying income from the property discussed above.

•	We will pay a 100% tax on net income from sales or other dispositions of property, other than foreclosure property, that we hold primarily for sale to customers in the ordinary course of business.

•
If we fail to satisfy the 75% gross income test or the 95% gross income test, as described below under “Income Tests,” and nonetheless continue to qualify as a REIT because we meet other requirements, we will pay a 100% tax on the gross income attributable to the greater of the amounts by which we fail the 75% and 95% gross income tests, respectively, multiplied by a fraction intended to reflect our profitability.

•	If we fail to distribute during a calendar year at least the sum of:

•	85% of our REIT ordinary income for the year;

•	95% of our REIT capital gain net income for the year; and

•	any undistributed taxable income from earlier periods; then

•	we will pay a 4% excise tax on the excess of the required distribution over the amount we actually distributed.

•	We may elect to retain and pay income tax on our net long-term capital gain.

•	We will be subject to a 100% excise tax on transactions with a taxable REIT subsidiary that are not conducted on an arm's-length basis.

•
If we acquire any asset from a “C” corporation (or any other corporation that generally is subject to full corporate-level tax) in a merger or other transaction in which we acquire a basis in the asset that is determined by reference either to the “C” corporation's basis in the asset or to the basis of another asset (a “conversion transaction”), we will pay tax at the highest regular corporate rate applicable if we recognize any net built-in gain on the sale or disposition of such asset during the 10-year period after we acquire such asset

Requirements for Qualification

A REIT is an entity that meets each of the following requirements:

1.           It is managed by trustees or directors.

2.           Its beneficial ownership is evidenced by transferable shares, or by transferable certificates of beneficial interest.

3.           It would be taxable as a domestic “C” corporation, but for the REIT provisions of the U.S. federal income tax laws.

4.           It is neither a financial institution nor an insurance company subject to special provisions of the U.S. federal income tax laws.

5.           At least 100 persons are beneficial owners of its shares or ownership certificates.

6.           Not more than 50% in value of its outstanding shares or ownership certificates is owned, directly or indirectly, by five or fewer individuals, which the U.S. federal income tax laws define to include certain entities, during the last half of any taxable year.

7.           It elects to be a REIT, or has made such election for a previous taxable year, and satisfies all relevant filing and other administrative requirements established by the IRS that must be met to elect and maintain REIT status.

8.           It meets certain other qualification tests, described below, regarding the nature of its income and assets.

We must meet requirements 1 through 4 during our entire taxable year and must meet requirement 5 during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months.  If we comply with all the applicable requirements for ascertaining the ownership of our outstanding shares in a taxable year and have no reason to know that we violated requirement 6, we will be deemed to have satisfied requirement 6 for that taxable year. For purposes of determining share ownership under requirement 6, an “individual” generally includes a supplemental unemployment compensation benefits plan, a private foundation, or a portion of a trust permanently set aside or used exclusively for charitable purposes. An “individual,” however, generally does not include a trust that is a qualified employee pension or profit sharing trust under the U.S. federal income tax laws, and beneficiaries of such a trust will be treated as holding our shares in proportion to their actuarial interests in the trust for purposes of requirement 6.  We have issued sufficient shares of common stock with sufficient diversity of ownership to satisfy requirements 5 and 6. In addition, our charter restricts certain ownership and transfer of the shares of common stock so that we should continue to satisfy these requirements.  Provisions of our charter are discussed in greater detail above under “Provisions of Maryland Law and of our Charter and Bylaws”.

A corporation that is a “qualified REIT subsidiary” is not treated as a corporation separate from its parent REIT. All assets, liabilities and items of income, deduction and credit of a “qualified REIT subsidiary” are treated as assets, liabilities and items of income, deduction and credit of the parent REIT. A “qualified REIT subsidiary” is a corporation, all of the capital stock of which is owned by the REIT and for which no election has been made to treat such corporation as a “taxable REIT subsidiary.”  We own certain of our properties through subsidiaries.  Each of our subsidiaries qualifies as a “qualified REIT subsidiary” under U.S. federal income tax law.  Accordingly, for U.S. federal income tax purposes, our subsidiaries are ignored as separate entities, and all of their assets, liabilities and items of income, deduction and credit are treated as our assets, liabilities and items of income, deduction and credit.

An unincorporated domestic entity with two or more owners is generally treated as a partnership for U.S. federal income tax purposes. In the case of a REIT that is a partner in an entity treated as a partnership, the REIT is treated as owning its proportionate share of the assets of the partnership and as earning its allocable share of the gross income of the partnership for purposes of the applicable REIT qualification tests. Thus, our proportionate share of the assets, liabilities and items of income of any partnership or joint venture or limited liability company that is treated as a partnership for U.S. federal income tax purposes in which we have acquired or will acquire an interest, directly or indirectly (a “subsidiary partnership”), will be treated as our assets and gross income for purposes of applying the various REIT qualification tests.  We own membership interests in five joint ventures.  We are also owners of a 50% interest in a property as tenants in common with a group of investors.  Accordingly, our proportionate share of the assets, liabilities and items of income of the joint ventures and the tenancy in common will be treated as our assets and gross income for purposes of applying the various REIT qualification tests discussed in this section.

A REIT may own up to 100% of the stock of a “taxable REIT subsidiary” (“TRS”). A TRS may earn income that would not be qualifying income if earned directly by the parent REIT. Both the subsidiary and the REIT must jointly elect to treat the subsidiary as a TRS. A TRS will pay income tax at regular corporate rates on any income that it earns. In addition, the TRS rules limit the deductibility of interest paid or accrued by a TRS to its parent REIT to assure that the TRS is subject to an appropriate level of corporate taxation. Further, the rules impose a 100% excise tax on transactions between a TRS and its parent REIT (or the REIT's tenants) that are not conducted on an arm's-length basis.  We do not currently have any TRSs, but cannot foreclose the possibility of the formation of one or more TRSs in future taxable years.

Income Tests

We must satisfy two gross income tests annually to maintain our qualification as a REIT. First, at least 75% of our gross income for each taxable year must consist of specific types of income that we derive, directly or indirectly, from investments relating to real property or mortgages on real property or qualified temporary investment income. Qualifying income for purposes of this 75% gross income test generally includes:

•	rents from real property;

•	interest on debt secured by mortgages on real property, or on interests in real property;

•	dividends or other distributions on, and gain from the sale of, shares in other REITs;

•	gain from the sale of real estate assets;

•	abatements and refunds of taxes on real property; and

•	income and gain from foreclosure property.

Second, in general, at least 95% of our gross income for each taxable year must consist of income that is qualifying income for purposes of the 75% gross income test, other types of interest and dividends, gain from the sale or disposition of stock or securities, income from certain interest rate hedging contracts, or any combination of the foregoing. Gross income from sales of property held primarily for sale to customers in the ordinary course of business is excluded from both the numerator and the denominator in both income tests. The following paragraphs discuss the specific application of the gross income tests to us.

A REIT will incur a 100% tax on the net income derived from any “prohibited transaction,” which is a sale or other disposition of property, other than foreclosure property, that the REIT holds primarily for sale to customers in the ordinary course of a trade or business. We believe that none of our assets are held primarily for sale to customers and that a sale of any of our assets would not be in the ordinary course of our business.  Whether a REIT holds an asset “primarily for sale to customers in the ordinary course of a trade or business” depends, however, on the facts and circumstances in effect from time to time, including those related to a particular asset. Nevertheless, we will attempt to comply with the terms of safe-harbor provisions in the U.S. federal income tax laws prescribing when an asset sale will not be characterized as a prohibited transaction. We cannot assure you, however, that we can comply with the safe-harbor provisions or that we will avoid owning property that may be characterized as property that we hold “primarily for sale to customers in the ordinary course of a trade or business.”

While income from foreclosure property qualifies for purposes of satisfying the 75% and 95% gross income tests, we will be subject to tax at the maximum corporate rate on any income from such foreclosure property, other than any portion of such income that otherwise would be qualifying income for purposes of the 75% gross income test, less expenses directly connected with the production of that income. “Foreclosure property” is any real property, including interests in real property, and any personal property incident to such real property:

•
that is acquired by a REIT as a result of the REIT having bid on such property at foreclosure, or having otherwise reduced such property to ownership or possession by agreement or process of law, after there was a default (or default was imminent) on a lease of such property or on indebtedness that such property secured;

•	for which the related loan was acquired by the REIT at a time when the default was not imminent or anticipated; and

•	for which the REIT makes a proper election to treat the property as foreclosure property.

However, a REIT will not be considered to have foreclosed on a property where the REIT takes control of the property as a mortgagee-in-possession and cannot receive any profit or sustain any loss except as a creditor of the mortgagor. Property generally ceases to be foreclosure property at the end of the third taxable year following the taxable year in which the REIT acquired the property, or longer if an extension is granted by the Secretary of the Treasury. This grace period terminates and foreclosure property ceases to be foreclosure property on the first day:

•
on which a lease is entered into for the property that, by its terms, will give rise to income that does not qualify for purposes of the 75% gross income test, or any amount is received or accrued, directly or indirectly, pursuant to a lease entered into on or after such day that will give rise to income that does not qualify for purposes of the 75% gross income test;

•
on which any construction takes place on the property, other than completion of a building or any other improvement, where more than 10% of the construction was completed before default became imminent; or

•
which is more than 90 days after the day on which the REIT acquired the property and the property is used in a trade or business which is conducted by the REIT, other than through an independent contractor from whom the REIT itself does not derive or receive any income.

We have no foreclosure property as of the date of this prospectus.

Rent that we receive from real property that we own and lease to tenants will qualify as “rents from real property,” which is qualifying income for purposes of both the 75% and 95% gross income tests, only if each of the following conditions is met:

•	The rent must not be based, in whole or in part, on the income or profits of any person, but may be based on a fixed percentage or percentages of receipts or sales;

•
Neither we nor any direct or indirect owner of 10% or more of our shares may own, actually or constructively, 10% or more of a tenant from whom we receive rent (other than a TRS). Rent we receive from a TRS will qualify as “rents from real property” if at least 90% of the leased space of the property is rented to persons other than TRSs and 10%-owned tenants and the amount of rent paid by the TRS is substantially comparable to the rent paid by the other tenants of the property for comparable space;

•
Not all of the rent received under a lease of real property will qualify as “rents from real property” if the rent attributable to the personal property leased in connection with such lease is more than 15% of the total rent received under the lease. If rent attributable to the personal property leased is more than 15% of the total rent received, none of the rent allocable to the personal property will be considered “rents from real property” for purposes of the 75% and 95% gross income tests. The allocation of rent between real and personal property is based on the relative fair market values of the real and personal property; and

•
We generally must not operate or manage our real property or furnish or render services to our tenants, other than through an independent contractor who is adequately compensated and from whom we do not derive revenue. However, we need not provide services through an independent contractor, but instead may provide services directly, if the services are “usually or customarily rendered” in connection with the rental of space for occupancy only and are not considered to be provided for the tenant’ convenience. In addition, we may provide a minimal amount of “noncustomary” services to the tenants of a property, other than through an independent contractor, as long as our income from the services does not exceed 1% of our income from the related property. Further, we may own up to 100% of the stock of a TRS. A TRS generally can provide customary and noncustomary services to our tenants without tainting our rental income.

We believe that the rents we receive meet all of these conditions.

If we fail to satisfy one or both of the gross income tests for any taxable year, we nevertheless may qualify as a REIT for that year if we qualify for relief under certain provisions of the U.S. federal income tax laws. Those relief provisions generally will be available if:

•	our failure to meet such tests is due to reasonable cause and not due to willful neglect;

•	we attach a schedule of the sources of our income to our tax return; and

•	any incorrect information on such schedule is not due to fraud with intent to evade tax.

We cannot predict, however, whether in any relevant circumstance we would qualify for the relief provisions referenced above. In addition, as discussed above in “Federal Income Tax Considerations -- Taxation,” even if the relief provisions apply, we would incur a 100% tax on the gross income attributable to the greater of the amounts by which we fail the 75% and 95% gross income tests, respectively, multiplied by a fraction intended to reflect our profitability.

Asset Tests

To maintain our qualification as a REIT, we also must satisfy two asset tests at the end of each quarter of each taxable year. First, at least 75% of the value of our total assets must consist of:

•	cash or cash items;

•	government securities;

•	interests in real property, including leaseholds and options to acquire real property and leaseholds;

•	interests in mortgages on real property;

•	stock in other REITs; and

•
investments in stock or debt instruments during the one-year period following our receipt of new capital that we raise through equity offerings or offerings of debt featuring at least a five-year term.

Under the second asset test, except for (1) securities in the 75% asset class, (2) securities in a TRS or qualified REIT subsidiary, and (3) certain partnership interests and certain debt obligations:

•	not more than 5% of the value of our total assets may be represented by securities of any one issuer; and

•
we may not own securities that possess more than 10% of the total voting power of the outstanding securities of any one issuer; and we may not own securities that have a value of more than 10% of the total value of the outstanding securities of any one issuer.

In addition, not more than 25% of the value of our total assets may be represented by securities of one or more TRSs.

We believe that our existing assets are qualifying assets for purposes of the aforementioned asset tests. We also believe that any additional real property that we acquire, loans that we extend and temporary investments that we make generally will be qualifying assets for purposes of such asset tests.  We will monitor the status of our acquired assets for purposes of the various asset tests and will endeavor to manage our portfolio in order to comply at all times with such tests.

If we fail to satisfy the asset tests at the end of a calendar quarter, we will not lose our REIT status if:

•	we satisfied the asset tests at the end of the preceding calendar quarter; and

•
the discrepancy between the value of our assets and the asset test requirements arose from changes in the market values of our assets and was not wholly or partly caused by the acquisition of one or more non-qualifying assets.

If we did not satisfy the condition described in the second item, above, we still could avoid disqualification by eliminating any discrepancy within 30 days after the close of the calendar quarter in which it arose.

Although we own no TRSs currently, we may own up to 100% of the stock of one or more TRSs in the future. TRSs can perform activities unrelated to the businesses of our tenants, such as third-party management, development, and other independent business activities, as well as provide services to our tenants. Should such an entity be organized, we and the relevant subsidiary must elect for the subsidiary to be treated as a TRS. A corporation of which a TRS directly or indirectly owns more than 35% of the voting power or value of the stock will automatically be treated as a TRS itself. The deductibility of interest paid or accrued by a TRS to us is limited to assure that the TRS is subject to an appropriate level of corporate taxation. Further, there is a 100% excise tax on transactions between a TRS and us or our tenants that are not conducted on an arm's-length basis. We may not own more than 10% of the voting power or value of the stock of a taxable subsidiary that is not treated as a TRS. As noted above, no more than 25% of our assets can consist of securities of TRSs.

Distribution Requirements

Each taxable year, we must distribute dividends, other than capital gain dividends and deemed distributions of retained capital gain, to our stockholders in an aggregate amount at least equal to:

•
the sum of (1) 90% of our "REIT taxable income," computed without regard to the dividends paid deduction and our net capital gain or loss; and (2) 90% of our after-tax net income, if any, from foreclosure property; minus

•	the sum of certain items of non-cash income.

We must pay such distributions in the taxable year to which they relate, or in the following taxable year if we declare the distribution before we timely file our U.S. federal income tax return for the year and pay the distribution on or before the first regular dividend payment date after such declaration.

We will pay U.S. federal income tax on taxable income, including net capital gain, that we do not distribute to stockholders. Furthermore, if we fail to distribute during a calendar year, or by the end of January following the calendar year in the case of distributions with declaration and record dates falling in the last three-months of the calendar year, at least the sum of:

•	85% of our REIT ordinary income for such year;

•	95% of our REIT capital gain net income for such year; and

•	any undistributed taxable income from prior periods, then

we have made, and we intend to continue to make, timely distributions sufficient to satisfy the foregoing annual distribution requirements.

We will incur a 4% nondeductible excise tax on the excess of such required distribution over the amounts we actually distributed. We may elect to retain and pay income tax on the net long-term capital gain we receive in a taxable year. See “Federal Income Tax Considerations - Taxation of Taxable U.S. Stockholders,” below. If we so elect, we will be treated as having distributed any such retained amount for purposes of the 4% excise tax described above.

It is possible that, from time to time, we may experience timing differences between: (1) the actual receipt of income and actual payment of deductible expenses; and (2) the inclusion of that income and the deduction of such expenses in arriving at our REIT taxable income.  As a result of the foregoing, we may have less cash than is necessary to distribute all of our taxable income and thereby avoid corporate income tax and the 4% excise tax imposed on certain undistributed income.  In such a situation, we may need to borrow funds or issue additional shares of our stock to achieve the liquidity necessary to make the required distributions.

Under certain circumstances, we may be able to correct a failure to meet the distribution requirement for a year by paying "deficiency dividends" to our stockholders in a later year. We may include such deficiency dividends in our deduction for dividends paid for the earlier year. Although we may be able to avoid income tax on amounts distributed as deficiency dividends, we will be required to pay interest to the IRS based upon the amount of any deduction we take for deficiency dividends.

Recordkeeping Requirements

We must maintain certain records in order to qualify as a REIT. In addition, to avoid a monetary penalty, we must request information from certain of our stockholders on an annual basis designed to disclose the actual ownership of our outstanding shares. We have complied, and we intend to continue to comply, with these requirements.

Failure to Qualify

If we fail to qualify as a REIT in any taxable year, and no relief provision is available, we would be subject to U.S. federal income tax, any applicable alternative minimum tax, and state and local taxes in states where we are doing business, on our taxable income at regular corporate rates. In calculating our taxable income in a year in which we fail to qualify as a REIT, we would not be able to deduct amounts paid out to stockholders. Moreover, we would not be required to distribute any amounts to stockholders in that year. In such event, to the extent of our current and accumulated earnings and profits, all distributions to stockholders would be taxable to them as dividend income. Under such circumstances and subject to certain limitations of the U.S. federal income tax laws, corporate stockholders might be eligible for the dividends received deduction and individual stockholders may be able to treat the dividends as qualified dividend income taxable at the reduced income tax rate of 15% or less on such dividends for tax years beginning before 2011.  Unless we qualified for relief under specific statutory provisions, we also would be disqualified from being taxed as a REIT for the four taxable years following the year during which we ceased to qualify as a REIT.  We cannot predict whether, under any applicable circumstances, we would qualify for any available statutory relief if we ever fail to qualify as a REIT.

Taxation of Taxable U.S. Stockholders

As long as we qualify as a REIT, a taxable "U.S. stockholder" must take into account as ordinary income distributions made out of our current or accumulated earnings and profits that we do not designate as capital gain dividends or retained long-term capital gain. A corporate U.S. stockholder will not qualify for the dividends received deduction generally available to corporations with respect to such distributions. The term "U.S. stockholder" means a holder of our common stock that, for U.S. federal income tax purposes, is:

•	a citizen or resident of the U.S.;

•	an entity created or organized under the laws of the U.S. or of a political subdivision of the U.S.;

•	an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•	any trust with respect to which:

•	a U.S. court is able to exercise primary supervision over its administration;

•	and one or more U.S. persons have the authority to control all of its substantial decisions; or

•	it has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

A U.S. stockholder generally will recognize and be taxed on distributions that we designate as capital gain dividends as long-term capital gain without regard to the period for which the U.S. stockholder has held our common stock. A corporate U.S. stockholder, however, may be required to treat up to 20% of certain capital gain dividends as ordinary income.

We may elect to retain and pay income tax on the net long-term capital gain that we receive in a taxable year. In that case, a U.S. stockholder would be taxed on its proportionate share of our undistributed long-term capital gain. The U.S. stockholder would, however, receive a credit or refund for its proportionate share of the tax we paid. The U.S. stockholder would increase the basis in its shares of our common stock by the amount of its proportionate share of our undistributed long-term capital gain, minus its share of the tax we paid.

A U.S. stockholder will not incur tax on a distribution in excess of our current and accumulated earnings and profits if the distribution does not exceed the adjusted tax basis of the U.S. stockholder's shares of our common stock. Instead, the distribution will reduce the adjusted tax basis of such shares of our common stock in the U.S. stockholder's hands. A U.S. stockholder will recognize and pay tax on a distribution in excess of both our current and accumulated earnings and profits and such stockholder's adjusted tax basis in its shares of common stock as long-term capital gain, or short-term capital gain if the shares of our common stock have been held by the stockholder for one year or less, assuming such shares of common stock are a capital asset in the hands of the U.S. stockholder. For purposes of determining whether a distribution is made out of our current or accumulated earnings and profits, our earnings and profits will be allocated first to dividends on our preferred stock (if any are issued) and then to dividends on our common stock.  In addition, if we declare a distribution in October, November or December of any year that is payable to a U.S. stockholder of record on a specific date in any such month,  such distribution may be treated as both paid by us and received by the U.S. stockholder on December 31 of such year, provided that we actually pay the distribution during January of the following calendar year.

Stockholders may not include in their individual income tax returns any of our net operating losses or capital losses. Instead, these losses are generally carried over by us for potential offset against our future income. Taxable distributions from us and gain from the disposition of the shares of our common stock will not be treated as passive activity income and, therefore, stockholders generally will not be able to apply any "passive activity losses," such as losses from certain types of limited partnerships in which the stockholder is a limited partner, against such income. In addition, taxable distributions from us and gain from the disposition of shares of our common stock generally will be treated as investment income for purposes of the investment interest limitations. We will notify stockholders after the close of each taxable year as to the portions of the distributions attributable to that year that constitute ordinary income, return of capital and capital gain.

Taxation of U.S. Stockholders on the Disposition of Our Common Stock

In general, a U.S. stockholder who is not a dealer in securities must treat any gain or loss realized upon a taxable disposition of his or her shares of our common stock as long-term capital gain or loss if the U.S. stockholder has held the shares of common stock for more than one year, and otherwise as short-term capital gain or loss. However, a U.S. stockholder must treat any loss upon a sale or exchange of shares of our common stock held by such stockholder for six-months or less as a long-term capital loss to the extent of capital gain dividends and other distributions from us that such U.S. stockholder treats as long-term capital gain. All or a portion of any loss that a U.S. stockholder realizes upon a taxable disposition of the shares of our common stock may be disallowed if the U.S. stockholder purchases other shares of common stock within 30 days before or after the disposition.

Capital Gains and Losses

The U.S. federal tax rate differential between long-term capital gain and ordinary income for non-corporate taxpayers may be significant. A taxpayer generally must hold a capital asset for more than one year for gain or loss derived from the sale or exchange of such asset to be treated as long-term capital gain or loss. The highest marginal individual income tax rate on ordinary income for the 2008 tax year is 35%. The maximum tax rate on long-term capital gain applicable to non-corporate taxpayers is 15% for sales and exchanges of assets held for more than one year and occurring before 2011.  The maximum tax rate on long-term capital gain from the sale or exchange of "section 1250 property," or depreciable real property, is 25% to the extent that such gain would have been treated as ordinary income if the property were "section 1245 property." With respect to distributions that we designate as capital gain dividends and any retained capital gain that we are deemed to distribute, we may designate whether such a distribution is taxable to our non-corporate stockholders at a 15%, or 25% rate. In addition, the characterization of income as capital gain or ordinary income may affect the deductibility of capital losses. A non-corporate taxpayer may deduct capital losses not offset by capital gains against its ordinary income only up to a maximum annual amount of $3,000. A non-corporate taxpayer may carry forward unused capital losses indefinitely. A corporate taxpayer must pay tax on its net capital gain at ordinary corporate rates. A corporate taxpayer can deduct capital losses only to the extent of capital gains, with unused losses being carried back three years and forward five years.

Information Reporting Requirements and Backup Witholding

We will report to our stockholders and to the IRS the amount of distributions we pay during each calendar year, and the amount of tax we withhold, if any. Under the backup withholding rules, a stockholder may be subject to backup withholding at a rate of 28% in 2008 with respect to distributions unless the holder:

•	is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact; or

•	provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with the applicable requirements of the backup withholding rules.

A stockholder who does not provide us with its correct taxpayer identification number also may be subject to penalties imposed by the IRS. Any amount paid as backup withholding will be creditable against the stockholder's income tax liability. In addition, we may be required to withhold a portion of capital gain distributions to any stockholders who fail to certify their non-foreign status to us. For a discussion of the backup withholding rules as applied to non-U.S. stockholders, see "Certain Federal Income Tax Consequences - Taxation of Non-U.S. Stockholders," below.

Taxation of Tax-Exempt Stockholders

Tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts, generally are exempt from U.S. federal income taxation. However, they are subject to taxation on their unrelated business taxable income. While many investments in real estate generate unrelated business taxable income, the IRS has issued a ruling that dividend distributions from a REIT to an exempt employee pension trust do not constitute unrelated business taxable income so long as the exempt employee pension trust does not otherwise use the shares of the REIT in an unrelated trade or business of the pension trust. Based on that ruling, amounts that we distribute to tax-exempt stockholders generally should not constitute unrelated business taxable income. However, if a tax-exempt stockholder were to finance its acquisition of shares of our common stock with debt, a portion of the income that it receives from us would constitute unrelated business taxable income pursuant to the "debt-financed property" rules. Furthermore, social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts and qualified group legal services plans that are exempt from taxation under special provisions of the U.S. federal income tax laws are subject to different unrelated business taxable income rules, which generally will require them to characterize distributions that they receive from us as unrelated business taxable income. Finally, in certain circumstances, a qualified employee pension or profit sharing trust that owns more than 10% of our shares (by value) must treat a percentage of the dividends that it receives as unrelated business taxable income. Such percentage is equal to the gross income we would be deemed to derive from an unrelated trade or business, determined as if we were a pension trust, divided by our total gross income for the year in which we pay the dividends. This rule applies to a pension trust holding more than 10% of our shares (by value) only if:

•	the percentage of our dividends that the tax-exempt trust must treat as unrelated business taxable income is at least 5%;

•
we qualify as a REIT by reason of the modification of the rule requiring that no more than 50% of our shares be owned by five or fewer individuals that allows the beneficiaries of the pension trust to be treated as holding our shares in proportion to their actuarial interests in the pension trust; and

•	either:

•	one pension trust owns more than 25% of the value of our shares; or

•	a group of pension trusts individually holding more than 10% of the value of our shares collectively owns more than 50% of the value of our shares.

Taxation of Non-U.S. Stockholders

The rules governing U.S. federal income taxation of nonresident alien individuals, foreign corporations, foreign partnerships, and other foreign stockholders are complex. This section is only a summary of such rules. WE URGE NON-U.S. STOCKHOLDERS TO CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE IMPACT OF U.S. FEDERAL, STATE, AND LOCAL INCOME TAX LAWS (AS WELL AS THE TAX LAWS OF THEIR HOME JURISDICTIONS) ON OWNERSHIP OF SHARES OF COMMON STOCK, INCLUDING ANY REPORTING REQUIREMENTS.

A non-U.S. stockholder that receives a distribution that is not attributable to gain from our sale or exchange of U.S. real property interests, as defined below, and that we do not designate as a capital gain dividend or retained capital gain, will recognize ordinary income to the extent that we pay the distribution out of our current or accumulated earnings and profits. A withholding tax equal to 30% of the gross amount of the distribution ordinarily will apply unless an applicable tax treaty reduces or eliminates the tax. However, if a distribution is treated as effectively connected with the non-U.S. stockholder's conduct of a U.S. trade or business, the non-U.S. stockholder generally will be subject to U.S. federal income tax on the distribution at graduated rates, in the same manner as U.S. stockholders are taxed on distributions, and also may be subject to the 30% branch profits tax in the case of a non-U.S. stockholder that is a non-U.S. corporation. We plan to withhold U.S. income tax at the rate of 30% on the gross amount of any distribution paid to a non-U.S. stockholder unless either:

•	a lower treaty rate applies and the non-U.S. stockholder files an IRS Form W-8BEN evidencing eligibility for that reduced rate with us; or

•	the non-U.S. stockholder files an IRS Form W-8ECI with us claiming that the distribution is effectively connected income.

A non-U.S. stockholder will not incur tax on a distribution that is in excess of our current and accumulated earnings and profits if the distribution does not exceed the adjusted basis of its shares of our common stock. Instead, the distribution will reduce the adjusted basis of such non-U.S. stockholder in those shares of common stock. A non-U.S. stockholder will be subject to tax on a distribution that exceeds both our current and accumulated earnings and profits and the adjusted basis of its shares of our common stock if the non-U.S. stockholder otherwise would be subject to tax on gain from the sale or disposition of its shares of our common stock, as described below. Because we generally cannot determine at the time we make a distribution whether or not the distribution will exceed our current and accumulated earnings and profits, we normally will withhold tax on the entire amount of any distribution at the same rate as we would withhold on a dividend. However, a non-U.S. stockholder may obtain a refund from the IRS of amounts that we withhold if we later determine that a distribution, in fact, exceeded our current and accumulated earnings and profits.

We must withhold 10% of any distribution to a non-U.S. stockholder that exceeds our current and accumulated earnings and profits. Consequently, although we intend to withhold at a rate of 30% on the entire amount of any distribution, to the extent that we do not do so, we will withhold at a rate of 10% on any portion of a distribution not subject to withholding at a rate of 30%.

For any year in which we qualify as a REIT, a non-U.S. stockholder will incur tax on distributions that are attributable to gain from our sale or exchange of "U.S. real property interests" under special provisions of the U.S. federal income tax laws known as "FIRPTA." The term "U.S. real property interests" includes interests in U.S. real property and shares in corporations at least 50% of whose assets consists of interests in U.S. real property. Under those rules, a non-U.S. stockholder is taxed on distributions attributable to gain from sales of U.S. real property interests as if the gain were effectively connected with a U.S. business of the non-U.S. stockholder. A non-U.S. stockholder thus would be taxed on this distribution at the normal capital gain rates applicable to U.S. stockholders, subject to applicable alternative minimum tax and a special alternative minimum tax in the case of a nonresident alien individual. A non-U.S. corporate stockholder not entitled to treaty relief or exemption also may be subject to the 30% branch profits tax on such a distribution. We must withhold 35% of any distribution to a non-U.S. stockholder that we could designate as a capital gain dividend. A non-U.S. stockholder may receive a credit against its U.S. tax liability for the amount we withhold.

A non-U.S. stockholder generally will not incur tax under FIRPTA on gain from the sale of our stock as long as at all times, non-U.S. persons hold, directly or indirectly, less than 50% in value of our outstanding shares. We cannot assure you that that test will be met at all times or at any specific time. However, a non-U.S. stockholder that owned, actually or constructively, 5% or less of the shares of our common stock at all times during a specified testing period will not incur tax under FIRPTA if the shares of common stock are "regularly traded" on an established securities market. To the extent that our common stock will be regularly traded on an established securities market, a non-U.S. stockholder will not incur tax under FIRPTA unless it owns more than 5% of our common stock. If the gain on the sale of the shares of our common stock were taxed under FIRPTA, a non-U.S. stockholder would be taxed on that gain in the same manner as U.S. stockholders subject to applicable alternative minimum tax, a special alternative minimum tax in the case of nonresident alien individuals, and the possible application of the 30% branch profits tax in the case of non-U.S. corporations. Furthermore, a non-U.S. stockholder generally will incur tax on gain not subject to FIRPTA if:

•
the gain is effectively connected with the non-U.S. stockholder's U.S. trade or business, in which case the non-U.S. stockholder will be subject to the same tax treatment as U.S. stockholders with respect to such gain; or

•
the non-U.S. stockholder is a nonresident alien individual who was present in the U.S. for 183 days or more during the taxable year and has a "tax home" in the U.S., in which case the non-U.S. stockholder will incur a 30% tax on his or her capital gains.

State and Local Taxes

We and/or our stockholders may be subject to taxation by various states and localities, including those in which we or a stockholder transacts business, owns property or resides. The state and local tax treatment may differ from the U.S. federal income tax treatment described above. Consequently, stockholders should consult their own tax advisors regarding the effect of state and local tax laws upon an investment in the shares of our common stock.

IMPORTANCE OF OBTAINING PROFESSIONAL TAX ADVICE

THE TAX DISCUSSION SET FORTH ABOVE IS FOR GENERAL INFORMATION ONLY. TAX CONSEQUENCES MAY VARY BASED UPON THE PARTICULAR CIRCUMSTANCES OF EACH INVESTOR. PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE U.S. FEDERAL, STATE AND LOCAL AND APPLICABLE FOREIGN TAX CONSEQUENCES OF AN INVESTMENT IN OUR COMMON STOCK.

PLAN OF DISTRIBUTION

These securities may be sold directly by us, through dealers or agents designated from time to time, or to or through underwriters or may be sold directly by us for consideration consisting of goods and property, including real property, or through a combination of these methods.  The prospectus supplement with respect to the securities being offered will set forth the terms of the offering, including the names of the underwriters, dealers or agents, if any, the purchase price of the securities, our net proceeds, any underwriting discounts and other items constituting underwriters' compensation, public offering price and any discounts or concessions allowed or reallowed or paid to dealers and any securities exchanges on which such securities may be listed.  These securities may also be offered by us to our stockholders in lieu of dividends.

If underwriters are used in an offering, we will execute an underwriting agreement with such underwriters and will specify the name of each underwriter and the terms of the transaction (including any underwriting discounts and other terms constituting compensation of the underwriters and any dealers) in a prospectus supplement.  If an underwriting syndicate is used, the managing underwriter(s) will be specified on the cover of the prospectus supplement.  If underwriters are used in the sale, the offered securities will be acquired by the underwriters for their own accounts and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale.  Any public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.  Unless otherwise set forth in the prospectus supplement, the obligations of the underwriters to purchase the offered securities will be subject to conditions precedent and the underwriters will be obligated to purchase all of the offered securities if any are purchased.

If dealers are used in an offering, we will sell the securities to the dealers as principals.  The dealers may resell the securities to the public at varying prices, which they determine at the time of resale.  The names of the dealers and the terms of the transaction will be specified in a prospectus supplement.

The securities may be sold directly by us or through agents we designate.  If agents are used in an offering, the names of the agents and the terms of the agency will be specified in a prospectus supplement.  Unless otherwise indicated in a prospectus supplement, the agents will act on a best-efforts basis for the period of their appointment.

Dealers and agents named in a prospectus supplement may be deemed to be underwriters (within the meaning of the Securities Act) of the securities described therein.  In addition, we may sell the securities directly to institutional investors or others who may be deemed to be underwriters within the meaning of the Securities Act with respect to any resales thereof.

Underwriters, dealers and agents, may be entitled to indemnification by us against specific civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which the underwriters or agents may be required to make in respect thereof, under underwriting or other agreements.  The terms of any indemnification provisions will be set forth in a prospectus supplement.  Certain underwriters, dealers or agents and their associates may engage in transactions with and perform services for us in the ordinary course of business.

If so indicated in a prospectus supplement, we will authorize underwriters or other persons acting as our agents to solicit offers by institutional investors to purchase securities pursuant to contracts providing for payment and delivery on a future date.  We may enter contracts with commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and other institutional investors.  The obligations of any institutional investor will be subject to the condition that its purchase of the offered securities will not be illegal at the time of delivery.  The underwriters and other agents will not be responsible for the validity or performance of contracts.

Any common stock sold pursuant to a prospectus supplement will be eligible for trading on the New York Stock Exchange, subject to official notice of issuance.  Any underwriters to whom securities are sold by us for public offering and sale may make a market in the securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice.

LEGAL MATTERS

The validity of the common stock offered pursuant to this prospectus have been passed upon by Sonnenschein Nath & Rosenthal LLP.

EXPERTS

The consolidated financial statements of One Liberty Properties, Inc. appearing in One Liberty Properties, Inc.’s Annual Report (Form 10-K/A) for the year ended December 31, 2008 (including a schedule appearing therein), have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference.  Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.